Exhibit 99.1

COMPANY REGISTRATION NO. 201501874G

VinFast Auto Ltd. and its subsidiaries
(Formerly known as VinFast Auto Pte. Ltd.)

Annual Financial Statements
31 December 2023

VinFast Auto Ltd. and its subsidiaries
(Formerly known as VinFast Auto Pte. Ltd.)

Contents

Pages
Directors’ statement	1 - 4
Independent auditor’s report	5 - 9
Consolidated statement of profit or loss	10
Consolidated statement of comprehensive income	11
Statement of financial position	12 - 13
Statements of changes in equity	14 - 16
Consolidated statement of cash flows	17 - 18
Notes to the financial statements	19 - 148

VinFast Auto Ltd. and its subsidiaries
(Formerly known as VinFast Auto Pte. Ltd.)

Director’s Statement

The directors hereby present their statement to the members together with the audited consolidated financial statements of VinFast Auto Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) for the financial year ended 31 December 2023.

Opinion of the directors

In the opinion of the directors,

(a)	the consolidated financial statements of the Group and the statement of financial position and statement of changes in equity of the Company are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2023, and the financial performance, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date, and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due as the immediate holding company has agreed to provide financial support for the Company to meet its liabilities as and when they all due.

Directors

The directors of the Company in office at the date of this statement are:

Pham Nhat Vuong
Le Thi Thu Thuy
Nguyen Thi Van Trinh
Tham Chee Soon (appointed on 1 May 2024)
Ling Chung Yee Roy
Pham Nguyen Anh Thu

Arrangements to enable directors to acquire shares and debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate.

VinFast Auto Ltd. and its subsidiaries
(Formerly known as VinFast Auto Pte. Ltd.)

Director’s Statement

Directors’ interests in shares and debentures

The following director, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act 1967, an interest in shares of the Company and related corporations (other than wholly owned subsidiary corporations) as stated below:

	Direct interests		Indirect interests
	At the beginning of financial year	At the end of financial year	At the beginning of financial year	At the end of financial year
Ordinary share of the Company
Pham Nhat Vuong	−	−	1,169,697,973	1,103,625,599

Ordinary share of the holding company – Vingroup JSC
Pham Nhat Vuong	742,040,342	691,274,400	1,673,533,761	1,725,121,703
Le Thi Thu Thuy	1,730,986	2,882,686	−	−
Pham Nguyen Anh Thu	−	150,000	258,737	258,737

Ordinary share of the immediate subsidiary – VinFast Trading and Production JSC (“VinFast Vietnam”)
Pham Nhat Vuong	2,524,850	2,524,850	2,524,850	2,524,850

Ordinary share of the immediate subsidiary – VinFast Auto India Private Limited
Nguyen Thi Van Trinh	−	1	−	−

Ordinary share of the immediate subsidiary – PT VinFast Automobile Indonesia
Nguyen Thi Van Trinh	−	10	−	−

Ordinary share of the subsidiary of the holding company – Vingroup Investment Pte Ltd
Nguyen Thi Van Trinh	50,000	50,000	−	−

VinFast Auto Ltd. and its subsidiaries
(Formerly known as VinFast Auto Pte. Ltd.)

Director’s Statement

Directors’ interests in shares and debentures (cont’d)

	Direct interests		Indirect interests
	At the beginning of financial year	At the end of financial year	At the beginning of financial year	At the end of financial year
Ordinary share of the subsidiary of the holding company – VinES Energy Solutions Joint Stock Company
Pham Nhat Vuong	132,030,000	317,850,000	−	−

Ordinary share of the subsidiary of the holding company – VinES Ha Tinh Energy Solutions Joint Stock Company
Pham Nhat Vuong	88,920,000	180,000	90,900,000	179,640,000

Ordinary share of the subsidiary of the holding company – VinES USA, LLC
Pham Nhat Vuong	−	−	1	1

Ordinary share of the subsidiary of the holding company – Vinhomes Joint Stock Company
Le Thi Thu Thuy	29,948	29,948	−	−
Pham Nguyen Anh Thu	−	−	−	15,500

Ordinary share of the subsidiary of the holding company – VinSmart Research And Manufacture Joint Stock Company
Pham Nhat Vuong	−	−	47,543,040	47,543,040

VinFast Auto Ltd. and its subsidiaries
(Formerly known as VinFast Auto Pte. Ltd.)

Director’s Statement

Options

There were no options granted during the financial year to take up unissued shares of the Company.

During the financial year, no shares of the Company were allotted and issued by virtue of the exercise of options to take up unissued shares of the Company. There were no unissued shares of the Company under options as at end of the financial year.

Auditor

Ernst & Young LLP have expressed their willingness to accept re-appointment as auditor.

/s/ Le Thi Thu Thuy

Le Thi Thu Thuy

Director

/s/ Pham Nhat Vuong

Pham Nhat Vuong

Director

Singapore

5 June 2024

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Independent auditor’s report

For the financial year ended 31 December 2023

Independent auditor’s report to the members of VinFast Auto Ltd.

Report on the audit of the financial statements

Opinion

We have audited the financial statements of VinFast Auto Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”), which comprise the statements of financial position of the Group and of the Company as at 31 December 2023, the statements of changes in equity of the Group and the Company and the consolidated statement of profit or loss and the consolidated statement of comprehensive income and consolidated statement of cash flows of the Group for the year then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements of the Group, the statement of financial position and the statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act 1967 (the “Act”) and Financial Reporting Standards in Singapore ("FRSs") so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2023 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group and changes in equity of the Company for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing ("SSAs"). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority ("ACRA") Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities ("ACRA Code") together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current reporting year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled our responsibilities described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Independent auditor’s report

For the financial year ended 31 December 2023

Independent auditor’s report to the members of VinFast Auto Ltd.

Key Audit Matters (cont’d)

Impairment of property, plant and equipment, intangible assets, right-of-use assets and investment in subsidiaries

As at 31 December 2023, the carrying amounts, net of accumulated impairment, depreciation and amortization of the Group’s property, plant and equipment, intangible assets, right-of-use assets are VND 49,754,479 million, VND 25,495,147 million and VND 4,969,937 million respectively, and the Company’s investment in subsidiaries are carried at VND 9,470,979 million (collectively, “the Assets”). As described in Note 8, Note 9, Note 21, and Note 28.1 to the financial statements, at the reporting date, the Group and Company identified indicators of impairment for cash generating units (“CGUs”) that the Assets belong to and performed impairment assessments to determine their recoverable amounts based on the higher of value in use and fair value less costs of disposal.

Pursuant to these assessments, the Group recorded impairment losses amounting to a total of VND 31,165,947 million as disclosed in Note 8, Note 9, and Note 21, while the Company recorded VND 46,577,612 million of impairment loss on investments in subsidiaries as disclosed in Noted 28.1 for the year ended 31 December 2023.

The recoverable amounts of the Assets were estimated by management based on their fair value less costs of disposal, determined using an income approach. This valuation approach is based on a discounted cash flow method that relies on management’s projection of future cash flows to be generated from the Assets, and application of an appropriate discount rate. The development of key assumptions underlying these projections and discount rate required management to exercise significant judgment and are subject to uncertainties arising from the economic environments and markets the Group and Company operate in. Accordingly, we have identified this as a key audit matter.

Our procedures were performed with assistance from our internal specialists and include, among others:

•	understanding management’s process of identifying the CGUs the Assets belong to and their indicators of impairment at the reporting date;

•	evaluating the appropriateness of the income approach which is determined based on discounted cash flows;

•	reviewing management’s process of developing the cash flows forecasts and discount rates; and

•	evaluating the reasonableness of the key assumptions used in the underlying cash flow forecasts approved by the Board of directors, such as selling price of vehicles, sales volume growth rate, production costs and operating expenditures, discount rates and long-term growth rates by corroborating with relevant internal and external market and industry data in light of the Group’s operations

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Independent auditor’s report

For the financial year ended 31 December 2023

Independent auditor’s report to the members of VinFast Auto Ltd.

Key Audit Matters (cont’d)

Warranty provisions

As at 31 December 2023, the carrying amount of warranty provisions, which primarily relates to the automotive vehicles, amounted to VND 2,505,562 million (Note 16). As disclosed in Note 2.16 to the financial statements, the Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. A warranty provision is made for these products sold, which includes management’s best estimate of the projected costs to repair or replace items under warranties including recalls when identified. Management also engaged an independent actuary to assist them in the determination of warranty provision for electric vehicles which have relatively short history of sales. As further disclosed in Note 4, these estimates are subject to significant estimation uncertainty , and changes to the historical or projected warranty experience may cause material changes to the warranty provision. Accordingly, we have identified this as a key audit matter.

Our audit procedures included, among others,

•	understanding management process in developing their estimate on nature and frequency of future claims, and the related projected costs to be incurred to repair or replace items under warranty;

•	evaluating the reasonableness of key assumptions used by management such as nature and frequency of future claims, and the related projected costs by comparing against actual claims incurred to date, relevant external market and industry data taking into consideration comparability and the Group’s current operations;

•	checked arithmetic accuracy of management’s computation of the provision for warranty and accrued costs;

•	assessing the competency, objectivity and capabilities of the independent actuary engaged by management; and

•	involving our internal specialist to assist in evaluating the reasonableness of certain key assumptions used to estimate the warranty provision

Other information

Management is responsible for the other information. The other information comprises the Directors' Statement but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Independent auditor’s report

For the financial year ended 31 December 2023

Independent auditor’s report to the members of VinFast Auto Ltd.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Independent auditor’s report

For the financial year ended 31 December 2023

Independent auditor’s report to the members of VinFast Auto Ltd.

Auditor’s responsibilities for the audit of the financial statements (cont’d)

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

/s/ Ernst & Young LLP

Public Accountants and

Chartered Accountants

Singapore

5 June 2024

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Consolidated statement of profit or loss

For the financial year ended 31 December 2023

		Group
	Note	2023	2022
		VND million	VND million
Revenue from contracts with customers	6.1	27,568,654	14,799,066
Revenue from leasing activities		931,454	166,525
Cost of sales	6.2	(45,203,172)	(31,395,780)

Gross loss		(16,703,064)	(16,430,189)
Other operating income	6.3	470,427	193,092
Selling and distribution expenses	6.4	(5,502,398)	(5,081,899)
Administrative expenses	6.5	(39,082,630)	(6,549,067)
Other operating expenses	6.6	(2,222,802)	(1,145,908)

Operating loss		(63,040,467)	(29,013,971)

Finance income	6.7	92,068	100,802
Finance costs	6.8	(12,126,828)	(7,679,379)
Net (loss)/gain on financial instruments at fair value through profit or loss		(4,879,833)	1,226,012

Loss before tax		(79,955,060)	(35,366,536)
Income tax income/(expense)	7	484,906	(1,100,519)
Loss for the year		(79,470,154)	(36,467,055)

Attributable to:
Equity holders of the parent		(79,374,909)	(36,415,385)
Non-controlling interests		(95,245)	(51,670)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Consolidated statement of comprehensive income

For the financial year ended 31 December 2023

		Group
	Note	2023	2022
		VND million	VND million
Loss for the year		(79,470,154)	(36,467,055)

Other comprehensive loss
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(275,340)	(40,038)

Net other comprehensive loss that may be reclassified to profit or loss in subsequent periods		(275,340)	(40,038)

Other comprehensive loss for the year, net of tax		(275,340)	(40,038)

Total comprehensive loss for the year, net of tax		(79,745,494)	(36,507,093)

Attributable to:
Equity holders of the parent		(79,650,250)	(36,455,423)
Non-controlling interests		(95,244)	(51,670)

		VND	VND
Net loss per share attributable to ordinary shareholders
Basic and diluted	27	(34,349)	(15,840)

Weighted average number of shares used in loss per share computation
Basic and diluted	27	2,310,823,009	2,299,008,659

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Statement of financial position

As at 31 December 2023

		Group		Company
	Note	2023	2022	2023	2022
		VND million	VND million	VND million	VND million
ASSETS

Non-current assets
Property, plant and equipment	8	49,754,479	57,046,301	43	54
Intangible assets	9	25,495,147	27,127,055	–	–
Long-term financial assets at fair value through profit or loss	24.1	66,124	696,332	–	–
Right-of-use assets	21	4,969,937	4,540,327	–	–
Investment in subsidiaries	28.1	–	–	9,470,979	52,924,417
Other non-current assets	10	5,445,344	4,334,985	–	–
Advance to suppliers	11	–	29,082	–	–
Non-current net investment in the lease	21	583,029	82,062	–	–
Long-term amounts due from related parties	28.3	47,443	44,533	2,648,800	2,575,100
Prepayments		193,006	7,104	110,982	–
Trade receivables	13	110,312	–	–	–
Total non-current assets		86,664,821	93,907,781	12,230,804	55,499,571

Current assets
Inventories	12	30,654,735	23,197,106	–	–
Trade receivables	13	464,526	652,922	–	–
Advances to suppliers	11	4,644,575	8,968,752	–	–
Short-term financial assets at fair value through profit or loss	24.1	548,010	532,718	–	–
Short-term amounts due from related parties	28.3	3,080,663	1,978,097	2,803,335	141,505
Current net investment in the lease	21	56,219	5,448	–	–
Short-term prepayments and other receivables	14	7,306,556	6,497,763	75,321	114,209
Short-term investments		4,105	3,902	–	–
Cash and cash equivalents	15	4,002,272	4,271,442	2,665,198	323,739
Assets held for sale	22	–	360,893	–	–
Total current assets		50,761,661	46,469,043	5,543,854	579,453
TOTAL ASSETS		137,426,482	140,376,824	17,774,658	56,079,024

EQUITY AND LIABILITIES

Equity
Share capital	27	10,029,207	871,021	10,029,207	871,021
Other reserves	27	(30,765,403)	(51,882,261)	(6,528)	–
Foreign currency translation reserves		(323,247)	(47,907)	–	–
Accumulated losses		(115,780,513)	(36,402,847)	(50,894,449)	(137,056)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Statement of financial position (cont’d)

As at 31 December 2023

		Group		Company
	Note	2023	2022	2023	2022
		VND million	VND million	VND million	VND million
EQUITY AND LIABILITIES (cont’d)

Equity (cont’d)

Equity/(deficit) attributable to equity holders of the parent		(136,839,956)	(87,461,994)	(40,871,770)	733,965
Non-controlling interests		77,368,436	77,460,924	–	–
Total equity/(deficit)		(59,471,520)	(10,001,070)	(40,871,770)	733,965

Non-current liabilities
Interest-bearing loans and borrowings	19	30,170,149	41,624,960	5,946,887	5,137,284
Long-term financial liabilities at fair value through profit or loss	24.2	137,057	15,180,723	137,057	–
Deferred revenue	18	1,810,098	499,395	–	–
Deferred tax liabilities	7.2	504,187	1,100,519	–	–
Other non-current liabilities	16.2	1,747,068	606,429	–	–
Government grants	16.3	396,696	–	–	–
Accruals		123,867	16,007	–	–
Long-term amounts due to related parties	28.3	18,151,355	21,918,710	–	–
Long-term lease liabilities	21	5,328,846	3,256,351	–	–
Total non-current liabilities		58,369,323	84,203,094	6,083,944	5,137,284

Current liabilities
Interest-bearing loans and borrowings	19	39,894,782	14,579,553	–	–
Short-term financial liabilities at fair value through profit or loss	25	18,258,063	–	–	–
Convertible debenture	19.4	1,190,475	–	1,190,475	–
Trade payables		11,063,663	16,636,820	–	–
Deposits and down payment from customers	17	864,416	1,572,537	–	–
Deferred revenue	18	173,582	107,448	–	–
Accruals	20	11,122,506	11,036,610	129,983	122,355
Other current liabilities	16.1	10,102,844	4,147,632	–	–
Short-term amounts due to related parties	28.3	44,338,043	17,325,317	51,242,026	50,085,420
Short-term lease liabilities	21	1,520,305	768,883	–	–
Total current liabilities		138,528,679	66,174,800	52,562,484	50,207,775
TOTAL LIABILITIES		196,898,002	150,377,894	58,646,428	55,345,059
TOTAL EQUITY AND LIABILITIES		137,426,482	140,376,824	17,774,658	56,079,024

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Statements of changes in equity

For the financial year ended 31 December 2023

For the year ended 31 December 2023 of the Group:

	Share capital	Other reserves	Foreign currency translation reserves	Accumulated losses	Non-controlling interests (*)	Total equity
	VND million	VND million	VND million	VND million	VND million	VND million
As at 1 January 2023	871,021	(51,882,261)	(47,907)	(36,402,847)	77,460,924	(10,001,070)
Loss for the year	–	–	–	(79,374,909)	(95,245)	(79,470,154)
Foreign currency translation adjustments	–	–	(275,340)	–	–	(275,340)

Total comprehensive loss	871,021	(51,882,261)	(323,247)	(115,777,756)	77,365,679	(89,746,564)
Issuance of ordinary shares	4,759,081	–	–	–	–	4,759,081
Share based compensation to service providers	6,020	–	–	–	–	6,020
Acquisition of BSAQ (Note 1)	1,376,337	–	–	–	–	1,376,337
Commitment shares issued under Standby Equity Subscription Agreement (Note 1)	118,828	(6,528)	–	–	–	112,300
Warrants exercised and additional paid to convert into capital	2,897,920	–	–	–	–	2,897,920
Changes in ownership in existing subsidiaries without losing control	–	–	–	(2,757)	2,757	–
Deemed contribution through awards granted by shareholders to the Company’s employees and others	–	475,600	–	–	–	475,600
Deemed contribution from owners through donation	–	20,647,786	–	–	–	20,647,786
As at 31 December 2023	10,029,207	(30,765,403)	(323,247)	(115,780,513)	77,368,436	(59,471,520)

(*)	The balance as at 31 December 2023 mainly included dividend preference shares which comprise of the dividend preference shares issued by VinFast Vietnam to Vingroup JSC.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Statements of changes in equity (cont’d)

For the financial year ended 31 December 2023

For the year ended 31 December 2022 of the Group:

	Share capital	Other reserves	Foreign currency translation reserves	Accumulated losses	Non-controlling interests	Total equity
	VND million	VND million	VND million	VND million	VND million	VND million
As at 1 January 2022	553,892	–	(7,869)	280	–	546,303
Loss for the year	–	–	-	(36,415,385)	(51,670)	(36,467,055)
Foreign currency translation adjustments	–	–	(40,038)	–	–	(40,038)

Total comprehensive loss	553,892	–	(47,907)	(36,415,105)	(51,670)	(35,960,790)
Issuance of shares (*)	317,129	–	–	–	–	317,129
Additional capital contribution to VinFast Vietnam	–	–	–	–	77,515,874	77,515,874
Partial disposal of a subsidiary	–	–	–	12,258	3,252	15,510
Capital contribution reserve (**)	–	5,095,914	–	–	–	5,095,914
Acquisition of VinFast Vietnam	–	(56,978,175)	–	–	(6,532)	(56,984,707)
As at 31 December 2022	871,021	(51,882,261)	(47,907)	(36,402,847)	77,460,924	(10,001,070)

(*)	On 13 December 2022, VinFast Auto Ltd. held an extraordinary General Meeting to authorize the issuance of new shares. Subsequently, on 16 December 2022, the shares were issued in accordance with the approved meeting results, which were signed by the chairman and directors involved. The Board of Directors of the Company decided to raise funds in order to bolster its financial position and support its daily activities. This was achieved by issuing 1,087,658 ordinary shares, equivalent to a value of VND317 billion.

(**)	Comprising:

(i)	In January 2022, VinFast Vietnam decided to extend the warranty policy to earlier of 10 years or the first 200,000 km for all internal-combustion-engine (“ICE”) cars sold since 2019 and to be sold thereafter. The estimated warranty cost was substantially supported by Chairman of the Company, in the form of upfront payment of VND350 billion, which was received in cash by VinFast Vietnam in June 2022. This amount was recognized as other reserves in the consolidated statements of shareholders’ equity.

(ii)	With regard to the ICE phasing-out, ICE assets were transferred to Vietnam Investment Group Joint Stock Company (“VIG”) completely in 2022 with a gain of VND4,746 billion being recognized in the consolidated statements of shareholders’ equity.

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Statements of changes in equity (cont’d)

For the financial year ended 31 December 2023

For the years ended 31 December 2023 and 2022 of the Company:

	Share capital	Other reserves	Foreign currency translation reserves	Accumulated losses	Total equity
	VND million	VND million	VND million	VND million	VND million
As at 1 January 2023	871,021	–	–	(137,056)	733,965
Loss for the year	–	–	–	(50,757,393)	(50,757,393)

Total comprehensive loss	871,021	–	–	(50,894,449)	(50,023,428)
Issuance of shares	4,759,081	–	–	–	4,759,081
Share based compensation to service providers	6,020	–	–	–	6,020
Acquisition of BSAQ (Note 1)	1,376,337	–	–	–	1,376,337
Commitment shares issued under Standby Equity Subscription Agreement (Note 1)	118,828	(6,528)	–	–	112,300
Warrants exercised and additional paid to convert into capital	2,897,920	–	–	–	2,897,920
As at 31 December 2023	10,029,207	(6,528)	–	(50,894,449)	(40,871,770)

As at 1 January 2022	553,892	–	(7,869)	280	546,303
Change of functional currency	–	–	7,869	(7,869)	–
Loss for the year	–	–	–	(129,467)	(129,467)
Total comprehensive income	553,892	–	–	(137,056)	416,836
Issuance of shares	317,129	–	–	–	317,129
As at 31 December 2022	871,021	–	–	(137,056)	733,965

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Consolidated statement of cash flows

For the financial year ended 31 December 2023

		Group
	Note	2023	2022
		VND million	VND million
OPERATING ACTIVITIES
Loss before tax		(79,955,060)	(35,366,536)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment	8	5,908,161	3,931,584
Amortisation of intangible assets	9	4,248,023	7,353,649
Impairment of property, plant and equipment, intangible assets and right-of-use assets	8, 9, 21	31,165,947	1,155,916
Depreciation of right-of-use assets	21	1,268,547	555,301
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories		7,326,143	4,334,919
Allowance against receivable		–	172,571
Unrealized foreign exchange losses		754,039	745,847
Net loss/(gain) on financial asset designated at fair value through profit or loss		4,879,833	(1,226,012)
Finance income		(92,068)	(100,802)
Finance cost		8,748,217	5,386,285
Finance cost on lease liabilities	21	545,152	222,591
Change in amortised costs of financial instruments measured at amortised cost	6.8	2,833,459	2,070,503
Loss on disposal of fixed assets and fixed assets written off		641,773	18,962
Share-based compensation expenses		481,620	–
Working capital adjustments:
Trade receivables, advance to suppliers, net investment in sales-type lease		(170,373)	138,076
Inventories		(11,509,569)	(19,396,558)
Trade payables, deferred revenues, and other payables		(7,092,871)	10,588,959
Prepayments, other receivables and other assets		(848,892)	(65,499)
Income tax paid		(99,791)	(22,618)
Net cash flows used in operating activities		(30,967,710)	(19,502,862)

INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (including deposit paid under construction contracts and development expenditure)		(39,892,988)	(29,407,551)
Repayment under a business investment and cooperation contract		–	(968,773)
Proceeds from disposal of ICE assets		–	466,672
Proceeds from disposal of other property, plant and equipment		1,003,506	1,412,976
Disbursement of bank deposit		–	(3,902)
Repayment of loan from related parties		545,400	1,034,648
Payment for acquisition of subsidiary (net of cash held by entity being acquired)		(6,900)	2,956,603
Disposal of equity investments (net of cash disposed)		–	(2,240)
Proceeds from interest		171,121	323,034
Receipt from government grant		393,934	–
Net cash flows used in investing activities		(37,785,927)	(24,188,533)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Consolidated statement of cash flows (cont’d)

For the financial year ended 31 December 2023

	Note	2023	2022
		VND million	VND million
FINANCING ACTIVITIES
Proceeds from issuance of shares		4,759,291	317,129
Capital contribution from a shareholder to a subsidiary		–	6,000,000
Deemed contribution from owners		20,647,786	350,000
Proceeds for converting warrants to capital		1,421,444	–
Payment for initial public offering costs		–	(41,649)
Proceeds from issuing dividend preference shares		–	13,995,359
Proceeds from borrowings from external parties, business cooperation contract and convertible debenture		40,170,545	26,294,299
Proceeds from borrowings from related parties		61,144,538	47,370,445
Repayment of borrowings from external parties		(21,077,411)	(18,735,232)
Repayment of borrowings from related parties		(29,645,529)	(22,901,903)
Payment of principal and interest on lease liabilities	21	(1,513,796)	(638,235)
Interest paid		(7,134,461)	(4,084,470)
Net cash flows generated from financing activities		68,772,407	47,925,743

Net increase in cash, cash equivalents		18,770	4,234,348
Cash, cash equivalents at 1 January		4,271,442	68,312
Net foreign exchange difference		(287,940)	(31,218)
Cash, cash equivalents at 31 December	15	4,002,272	4,271,442
Supplement disclosures of non-cash activities
Debt conversion to equity		–	71,515,874
Exercise of warrant liability		1,476,476	–
Commitment shares issued under Standby Equity Subscription Agreement		118,828	–
Establishment of right-of-use assets and lease liabilities at commencement dates and lease modification		3,742,844	2,834,700

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

1.	CORPORATE INFORMATION

The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu - Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

The Business Combination Agreement

On 12 May 2023, the Company entered into a Business Combination Agreement with Black Spade Acquisition Co, an exempted company incorporated with limited liability under the laws of Cayman Islands (“Black Spade”) and Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a direct wholly-owned subsidiary of VinFast Auto (“Merger Sub”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub merged with and into Black Spade (“Merger”), with Black Spade as the surviving entity and renamed as SpecCo Ltd. and a wholly-owned subsidiary of VinFast after the Merger.

In connection with and prior to, the Business Combination Agreement, (i) on 31 July 2023, VinFast converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company under the name “VinFast Auto Ltd.”; and (ii) VinFast effected a share consolidation such that the number of issued and outstanding ordinary share in the capital of VinFast was reduced from 2,412,852,458 to 2,299,999,998 ordinary shares.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) on 11 August 2023, Merger Sub merged with and into Black Spade, with Black Spade surviving the merger as a wholly-owned subsidiary of the Company, (ii) on 14 August 2023, each issued and outstanding Class B Ordinary Share of Black Spade (“BSAQ Class B Ordinary Shares”), par value $0.0001 per share and each issued and outstanding Class A ordinary share of Black Spade, par value $0.0001 per share (other than BSAQ Class A ordinary shares that were treasury shares, validly redeemed shares, or BSAQ dissenting shares) were converted into one VinFast Ordinary Share; and (iii) VinFast, Black Spade and Continental Stock Transfer & Trust Company (“Continental”) entered into an assignment, assumption, amendment agreement (the “Warrant Assumption Agreement”) dated as of 11 August 2023, and on 14 August 2023, each issued and outstanding warrant of Black Spade sold to the public and to Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (“Sponsor”), in a private placement in connection with Black Spade’s initial public offering were exchanged for a corresponding warrant exercisable for VinFast ordinary shares.

On 14 August 2023, the Company announced the completion of the previously announced business combination with Black Spade Acquisition Co, a Cayman Islands exempted company (“Black Spade” or “BSAQ”), pursuant to the business combination agreement, dated as of 12 May 2023, by and among the Company, Black Spade and Merger Sub (the “Original Business Combination Agreement”) as amended by the First Amendment to Business Combination Agreement, dated as of 14 June 2023 (the “First Amendment to Business Combination Agreement” and, together with the Original Business Combination Agreement, the “Business Combination Agreement”).

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

1.	CORPORATE INFORMATION (CONT’D)

The Business Combination Agreement (cont’d)

Pursuant to the terms of the Sponsor Support and Lock-Up Agreement and Deed, dated as of 12 May 2023, as amended by the First Amendment to Sponsor Support and Lock-Up Agreement, dated as of 14 June 2023, by and among the Company, the Sponsor and certain initial shareholders of Black Spade and the backstop subscription agreement, dated as of 10 August 2023, by and among the Company, Sponsor and Lucky Life Limited (the “Backstop Subscriber”), on 14 August 2023, VinFast issued to the Backstop Subscriber 1,636,797 ordinary shares for $10.00 per share for an aggregate purchase price of $16.4 million (the “Backstop Subscription”).

As a result of the foregoing transactions, there were 2,307,170,695 ordinary shares and 14,829,989 warrants outstanding as of 14 August 2023.

On 15 August 2023, VinFast’s ordinary shares and warrants commenced trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW,” respectively.

After that, the Merger Sub completed the dissolution as of the date of this report.

Standby Equity Subscription Agreement

On 20 October 2023, the Company entered into a Standby Equity Subscription Agreement (the “Yorkville Subscription Agreement”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership, (“Yorkville”), pursuant to which, the Company has the right, but not the obligation, to issue to Yorkville, and Yorkville has the obligation to subscribe for, ordinary shares for an aggregate subscription amount of up to $1.0 billion, at any time from the date of the Yorkville Subscription Agreement until 1 November 2026, unless earlier terminated pursuant to the Yorkville Subscription Agreement, subject to certain conditions.

Each ordinary share to be issued to Yorkville from time to time under the Yorkville Subscription Agreement will be issued at 97.5% of the Market Price, as defined in the Yorkville Subscription Agreement. “Market Price” is defined as the lowest of the daily volume weighted average prices (“VWAP”) during the three consecutive trading days commencing on the advance notice date, other than the daily VWAP on any day excluded pursuant to the terms of the Yorkville Subscription Agreement. The Company shall, in its sole discretion, select the number of shares to be issue each time (“Advance Shares”), not to exceed an amount equal to one hundred percent of the average of the daily traded volume of the Company’s ordinary shares during the five trading days prior to the Company requesting an advance. The Yorkville Subscription Agreement does not obligate Yorkville to subscribe for or acquire any ordinary shares under the Yorkville Subscription Agreement if those ordinary shares, when aggregated with all other ordinary shares acquired by Yorkville under the Yorkville Subscription Agreement, would result in Yorkville beneficially owning more than 4.99% of the then outstanding ordinary shares.

The Company accounts for the Yorkville Subscription Agreement as an equity-classified instrument as such financial instrument does not meet the criteria for liability classification under FRS 32 - Financial Instruments: Presentation. As of 31 December 2023, the Company has issued 4,726,669 shares to Yorkville pursuant to this arrangement.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

1.	CORPORATE INFORMATION (CONT’D)

Commitment Fee Shares

In connection with the Yorkville Subscription Agreement, the Company has also issued Yorkville 800,000 of the Company’s ordinary shares as a commitment fee. The Company determined the value of the shares issued at a price equal to the average of the daily VWAPs during the three trading days immediately prior to the contract date, which was recorded as long-term prepayments and allocated to additional paid-in capital within the commitment period of the Yorkville Subscription Agreement

Corporate structure

The Group consists of the following entities as at the reporting date:

			Structure as at 31 December 2023 (*)		Structure as at 31 December 2022 (*)
No.	Name	Short name	Voting right (%) (**)	Equity interest (%) (**)	Voting right (%) (**)	Equity interest (%) (**)	Registered office’s address
1	VinFast Auto Ltd.	VinFast Auto	–	–	–	–	61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893
2	VinFast Trading and Production JSC	VinFast Vietnam	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam
3	VinFast Commercial and Services Trading LLC	VinFast Trading	99.5	98.7	99.5	99.4	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam
4	VinFast Germany GmbH	VinFast Germany	100.0	99.9	100.0	99.9	Kornmarktarkaden, Bethmannstraße 8/Berliner Straße 51 – 60311 Frankfurt am Main, Germany
5	VinFast Engineering Australia Pty Ltd	VinFast Australia	100.0	99.9	100.0	99.9	234 Balaclava Road, Caulfield North, VIC 3161, Australia
6	Vingroup Investment Vietnam JSC	Vingroup Investment	99.3	99.2	99.3	99.2	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam
7	Vingroup USA, LLC	Vingroup USA	100.0	100.0	100.0	99.2	333 W. San Carlos St., Suite 600, San Jose, CA 95110, USA

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

1.	CORPORATE INFORMATION (CONT’D)

Corporate structure (cont’d)

The Group consists of the following entities as at the reporting date: (cont’d)

			Structure as at 31 December 2023 (*)		Structure as at 31 December 2022 (*)
No.	Name	Short name	Voting right (%) (**)	Equity interest (%) (**)	Voting right (%) (**)	Equity interest (%) (**)	Registered office’s address
8	VinFast USA Distribution, LLC	VinFast USA Distribution	100.0	100.0	100.0	99.2	12777 West Jefferson Blvd, Suite A-101, Los Angeles, CA 90066, USA
9	VinFast Auto, LLC	VinFast Auto, LLC	100.0	100.0	100.0	99.2	790 N. San Mateo Drive, San Mateo, CA 94401, USA
10	VinFast Auto Canada Inc.	VinFast Auto Canada	100.0	99.2	100.0	99.2	Suite 2600, Three Bentall Centre 595 Burrard Street, P.O. Box 49314, Vancouver Bc V7X 1L3, Canada
11	VinFast France	VinFast France	100.0	99.2	100.0	99.2	72 rue du Faubourg Saint Honoré, Paris, 75008 France
12	VinFast Netherlands B.V	VinFast Netherlands	100.0	99.2	100.0	99.2	Vijzelstraat 68, 1017HL Amsterdam, Netherlands
13	VinFast OEM US Holding, Inc. (*)	VinFast OEM	–	–	100.0	100.0	850 New Burton Road, Suite 201, Dover,Delaware 19904, Kent County, USA
14	VinFast Manufacturing US, LLC	VinFast Manufacturing	100.0	100.0	100.0	100.0	160 Mine Lake Court, Ste 200, Raleigh, North Carolina 27615, USA
15	PT VinFast Automobile Indonesia	VinFast Indo	99.9	99.9	–	–	Axa Tower, 45th Floor, JL. Prof. Dr. Satrio Kav 18., Karet Kuningan Village/Subdistrict, District. Setiabudi, City Adm. Jakarta South, DKI Jakarta Province.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

1.	CORPORATE INFORMATION (CONT’D)

Corporate structure (cont’d)

The Group consists of the following entities as at the reporting date: (cont’d)

			Structure as at 31 December 2023 (*)		Structure as at 31 December 2022 (*)
No.	Name	Short name	Voting right (%) (**)	Equity interest (%) (**)	Voting right (%) (**)	Equity interest (%) (**)	Registered office’s address
16	VinFast Auto (Thailand) Co., Ltd.	VinFast Thailand	99.9	99.9	–	–	Bangkok, Thailand
17	VinFast India Ltd. (Formerly known as Varchaunam Consultancy Private Limited)	VinFast India	99.9	99.9	–	–	Flat No.164, Ground Floor, Suryodaya Apartment, Pocket-8, Sector 12, Dwarka, New Delhi-110078, India
18	VinFast UK Ltd.	VinFast UK	100.0	100.0	–	–	21 Holborn Viaduct, London, United Kingdom, EC1A 2DY
19	VinFast Middle East Ltd.	VinFast Middle East	100.0	100.0	–	–	Jebel Ali Free Zone, Dubai, UAE
20	SpecCo Ltd (**)	SpecCo	100.0	100.0	–	–	Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106

(*)	VinFast OEM was merged into Vingroup USA, a subsidiary of the Company, in November 2023.

(**)	SpecCo Ltd. completed the dissolution as of the date of this report.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with Financial Reporting Standards in Singapore (“FRSs”).

For the purposes of these consolidated financial statements, the Group comprises of the legal entities principally operating in the automotive manufacturing and related businesses and being included under VinFast Auto Ltd. Comparable figures are the stand-alone financial statements of the Company as at 31 December 2022 and for the year then ended.

The consolidated financial statements comprise consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of cash flows, consolidated statements of changes in equity and notes to the consolidated financial statements as at 31 December 2023 and for the year then ended.

The stand-alone financial statements comprise stand-alone statements of financial position, stand-alone statements of changes in equity and notes to the stand-alone financial statements as at 31 December 2023 and for the year then ended.

The consolidated and stand-alone financial statements have been prepared on a historical cost basis, except for equity instruments and derivatives which are carried at fair value and financial assets and financial liabilities which are carried at amortised cost. Detailed disclosures on measurement are provided in the material accounting policy information. These policies have been consistently applied to all of the reporting periods presented, unless stated otherwise. For the purpose of preparing the consolidated and stand-alone financial statements, all amounts are rounded to the nearest million and presented in Vietnamese Dong million (‘‘VND million”).

Going concern basis of accounting

The Group has prepared the consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND79,470 billion (2022: VND36,467 billion) for the year ended 31 December 2023 and accumulated losses amounted to VND115,781 billion (2022: VND36,403 billion) as of this same date. Additionally, the Group is also in a net current liability position of VND87,767 billion (2022: VND19,706 billion) and net liability position of VND59,472 billion (2022: VND10,001 billion) as at 31 December 2023.

As of 31 December 2023, the Group’s consolidated balance of cash and cash equivalents was VND4,002.3 billion (as of 31 December 2022: VND4,271.4 billion). The Group has prepared its business plan covering the next twelve months from the issuance date of the consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the use of and the consummation of external financing projects.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.1	Basis of preparation (cont’d)

Going concern basis of accounting (cont’d)

Furthermore, the Group also has the ability to adjust the timing of certain expenditure, if necessary. The Group is dependent on the financial support from Vingroup JSC, who will undertake necessary procedures to facilitate such support, which shall be legally valid for the period of 12 months from the issuance date of the consolidated financial statements.

As a result, the Group expects to be able to continue its operations and pay its liabilities in the normal course of business in the next 12 months from the issuance date of the consolidated financial statements. On this basis, the management of the Group has prepared the consolidated financial statements for the year ended 31 December 2023 using going concern basis.

Operating segments

FRS 108, Operating segments, establishes standards to report in consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

The Chief Operating Decision Maker monitors each segment’s performance for the purpose of making decisions on resource allocation and performance assessment. Based on the criteria established by FRS 108, the Group has three operating segments which are also reportable segments, namely Automobiles, E-scooters and Spare Parts & Aftermarket services.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2023 and for the year then ended. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, it has:

►	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)
►	Exposure, or rights, to variable returns from its involvement with the investee
►	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

►	The contractual arrangement(s) with the other voting holders of the investee
►	Rights arising from other contractual arrangements
►	The Group’s voting rights and potential voting rights

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.1	Basis of preparation (cont’d)

Operating segments (cont’d)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets, liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. Impact of change in the ownership interest of a subsidiary, without a loss of control, is recorded in retained earnings and non-controlling interests.

2.2	Basis of consolidation

If the Group losses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest, and other components of equity, while any resultant gain or loss is recognised in the consolidated statement of profit or loss. Any retained investment is recognised at fair value. Any difference resulting from the remeasurement of the investment retained is recognised in the consolidated statement of profit or loss.

2.3	Asset acquisitions

Where an asset is acquired, via corporate acquisitions or otherwise, management considers the substance of the assets and activities of the acquired entity in determining whether the acquisition represents the acquisition of a business.

Where such acquisitions are not judged to be an acquisition of a business, they are not treated as business combinations. Rather, the cost to acquire the corporate entity is allocated between the identifiable assets and liabilities of the entity based on their relative fair values at the acquisition date. Accordingly, no goodwill is recognized. Otherwise, the acquisitions are accounted for as business combinations.

Regarding to the transaction with Black Spade pursuant to the Business Combination Agreement as disclosed in Note 1, the merger of Black Spade with a wholly owned subsidiary of VinFast is not within the scope of FRS 103 Business Combinations, considering that Black Spade does not meet the definition of a business in accordance with FRS 103. At the closing of transaction, VinFast issued ordinary shares for the identifiable net assets of Black Spade (a blank check company), which will be executed in the form of an exchange of Black Spade Ordinary Shares held by Black Spade Shareholders for VinFast ordinary shares, thereby the Transactions was accounted for as a recapitalization. Under a recapitalization, no goodwill or other intangible assets was recorded.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.3	Asset acquisitions (cont’d)

Upon Closing, Black Spade was the surviving company and renamed as SpecCo Ltd., i.e., surviving the Business Combination as a wholly owned subsidiary of VinFast. VinFast was determined to be the accounting acquirer as VinFast obtained control over Black Spade after the Transactions. The Sponsor was only entitled to designate one representative to attend meetings of VinFast’s Board in a non-voting observer capacity. Since it is a non-voting position, it does not affect VinFast’s ability to exercise control over Black Spade, and Black Spade is the accounting acquiree. The acquisition is not within the scope of FRS 103 - Business Combinations, because Black Spade does not meet the definition of a business and is accounted for within the scope of FRS 102 - Share-based Payment as issuing shares by VinFast at the Closing in exchange for stock exchange listing services provided by Black Spade. Any difference between the fair value of the shares and warrants issued to Black Spade’s shareholders and warrant holders and the fair value of Black Spade’s net assets as of the closing date is recorded as a listing service expense.

2.4	Business combinations and goodwill

Business combinations, other than business combination under common control, are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects to measure the non-controlling interests in the acquiree at the proportionate share of the acquiree’s identifiable net assets at acquisition date. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that they have acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of FRS 39 Financial Instruments, is measured at fair value with the changes in fair value recognized in the Consolidated statements of profit or loss in accordance with FRS 39. Other contingent consideration that is not within the scope of FRS 39 is measured at fair value at each reporting date with changes in fair value recognized in the consolidated statements of profit or loss.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.4	Business combinations and goodwill (cont’d)

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether they have correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree is assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Reorganization involving entities under common control

Reorganization involving entities under common control are accounted for as follows:

►	The assets and liabilities of the consolidated entities are reflected at the amounts reflected in the parent’s consolidated financial statements at the date of the reorganization;
►	The consolidated statements of profit or loss reflects the results of the consolidated entities from the date of the reorganization; and
►	No goodwill is recognized from the reorganization. Any difference between the consideration paid and the net assets of the acquiree is recorded as part of the “Other reserves” account in the consolidated statements of changes in equity.

2.5	Current versus non-current classification

The Group presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is:

►	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
►	Held primarily for the purpose of trading;
►	Expected to be realized within twelve months after the reporting period; or
►	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.5	Current versus non-current classification (cont’d)

A liability is current when:

►	It is expected to be settled in the normal operating cycle;
►	It is held primarily for the purpose of trading;
►	It is due to be settled within twelve months after the reporting period; or
►	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.6	Fair value measurement

The Group measures financial instruments such as derivatives, at fair value at each statement of financial position date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

►	In the principal market for the asset or liability; or
►	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.6	Fair value measurement (cont’d)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

►	Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;
►	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;
►	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.7	Revenue recognition

Revenue from contracts with customers

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals, distributors and the commercial banking partner/leasing company who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Contracts with customers may include lease and non-lease components, comprising various performance obligations.

Accordingly, the Group allocates its purchase consideration among lease (where applicable) and non-lease components, based on the relative estimated standalone selling price in accordance with FRS 15, Revenue recognition. The sale of vehicle can be bundled with the sale of battery or the lease of battery (Note 2.17). In such cases, variable lease payments of the battery leases are also allocated to the lease components and non-lease components on the same basis.

The consideration recognized represents the amount received, net of estimated sales incentives to customers that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Amounts billed to customers related to shipping and handling are classified as automotive sales revenue, and the Group has elected to recognize the cost for freight and shipping when control over vehicles, parts or accessories have transferred to the customer as an expense in cost of automotive sales revenue.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.7	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

Sales of vehicles (automobiles, e-scooters) (cont’d)

Vehicle Sales with Residual Value Guarantee (“RVG”)

Vietnam market

In April 2023, the Group launched a residual value guarantee (“RVG”) program in Vietnam of which the Group has the choice to repurchase VinFast electric vehicles from customers after five years of their use at certain predetermined prices. Alternatively, the Group may choose to compensate for the deficit i.e., differential between the amounts recovered by the customer when sold to other third parties and the pre-determined price. If customers choose to sell to third party prior to Vinfast’s refusal, they are not entitled to the RVG i.e., Vinfast is not obligated to pay the above-mentioned difference.

The Group accounts for the program in accordance with FRS 15, Revenue from Contracts with Customers. Accordingly, the Group first bifurcates the RVG at its fair value from the transaction price and accounts for it as a guarantee liability. The residual amount of transaction price is allocated among lease (where applicable) and non-lease components as disclosed above.

US and Canadian market

The Group provides RVG to its commercial banking partner/leasing company in connection with its vehicle leasing programs. Under these programs, the Group originates the lease with end customer and immediately transfer the lease and the underlying vehicle to commercial banking partner/leasing company and the Group is contractually obligated (or entitled) to bear the shortfall (or excess) between the resale value realized by the commercial banking partner/leasing company and a predetermined resale value. At the lease inception, the Group is required to deposit cash collateral equal to a contractual percentage of the residual value of the leased vehicles with the commercial banking partner/leasing company. The cash collateral is held in a restricted bank account owned by the commercial banking partner until it is used, as applicable, in settlement of the RVG at the end of the lease term. Cash collateral is recorded in other noncurrent assets, subject to asset impairment review at each reporting period.

The Group accounts for the vehicle leasing programs in accordance with FRS 16, Lease and FRS 15, Revenue from Contracts with Customers. Accordingly, the Group first bifurcates the RVG at its fair value from the transaction price and accounts for it as a guarantee liability. The residual amount of transaction price is allocated among performance obligations.

The RVG of afore-mentioned sale programs is initially accounted for as variable consideration and used the expected value method to measure. The RVG is subsequently deducted from the transaction price and remeasured subsequently with the changes in estimates recorded as an adjustment to revenue. The guarantee liability represents the estimated amount the Group expects to pay. The Group incorporates information such as third-party residual value publications and risk of future price deterioration due to changes in market conditions in estimation of the estimated residual value guarantee liability. The total guarantee liability on vehicles sold under these programs was insignificant as of 31 December 2023.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.7	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

Sales of vehicles (automobiles, e-scooters) (cont’d)

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the standalone selling price of the used automobiles sold by the Group.

Sale of merchandise (automobiles)

Proceeds from sales of trading automobiles are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the goods is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services, which is mainly comprised of aftersales services and charging services, is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.7	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the customer (if any).

(a)	Variable consideration

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The Group offered some sales incentives programs during the years which give rise to variable consideration, including: (1) Direct payment discount for individual customers; (2) Trade discounts for Distributors of the Group; and (3) Volume rebates to certain customers once the quantity of automobiles purchased during the period exceeds the threshold specified in the contract. Furthermore, some contracts for the sale of goods provide customers with a right to return the goods within a specified period.

Payment discount for individual customers

At contract inception, customers are given additional discounts in form of contract price reduction under specific sales incentives schemes (e.g., registration fee support, employee discount, etc)

The Group recognised the above payment discounts as a reduction in revenue when the revenue is recognised.

Trade discount for Distributors

At contract inception, distributors are given trade discount on each car or spare parts purchased as a pricing policy to attract buyers and promote the sale. The Group recognised the trade discount as a reduction in revenue when the revenue is recognised.

Volume rebates

The Group applies either the most likely amount method or the expected value method to estimate the variable consideration in the contract. The selected method that best predicts the amount of variable consideration is primarily driven by the number of volume thresholds contained in the contract. The most likely amount is used for those contracts with a single volume threshold, while the expected value method is used for those with more than one volume threshold. The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.7	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

(b)	Consideration payable to customer

Refund for Distributors for sales incentives to end customers

The Group has a customary practice of offering sales incentives program to not only individual customers of the Group but also end customers of the distributors. Depending on the type of sales policy, the Group may subsidize the distributors by offer cash refunds for expected sales incentives payable to end customers of the Distributors.

For cash refund subsidy, the Group uses the most likely amount method to estimates the variable consideration arise from products sold to distributors but not yet handed over to end customers. As at the reporting date, the Group assesses that the amount of variable consideration is immaterial in the aggregate to the financial statements.

Vouchers that can be applied against amounts owed to the Group or to other parties that provide services to the customer

The Group offers some sales incentive schemes under which customers are granted vouchers that can be applied against subsequent purchases of products (e.g. automobiles, e-scooters) or services from the Group (e.g. maintenance services, battery subscription services), or vouchers that can be applied against amounts owned to other parties that provide services to customers (e.g. car parking services, cash equivalent points to purchase goods from other vendors).

In circumstances where a customer has valid expectation at contract inception that the Group will offer these sales incentives, the Group recognises the amount of variable consideration related to the above schemes as revenue reduction based on actual consideration stated in any agreement related to the transaction, with estimation of customer redemption taken into account. In other circumstances, the Group recognises the costs as selling expense in the statements of profit or loss.

The disclosures of significant estimates and assumptions relating to the estimation of variable consideration are provided in Note 4.

Warranty obligations

From January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with FRS 37, Provisions, Contingent Liabilities and Contingent Assets, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer (Note 2.16). The Group will recognize the revenue for service-type warranty over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.7	Revenue recognition (cont’d)

Revenue from contracts with customers (cont’d)

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section n) Financial instruments – initial recognition and subsequent measurement.

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Interest income

Revenue is recognized as the interest accrues (taking into account the effective interest rate on the asset) unless collectability is in doubt.

Rental income

Rental income arising from operating leases is accounted for on a straight-line basis over the lease term.

2.8	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.8	Taxes (cont’d)

Deferred tax liabilities are recognized for all taxable temporary differences, except:

►	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
►	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

►	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
►	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.8	Taxes (cont’d)

Deferred tax (cont’d)

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Value added tax

Expenses and assets are recognized net of the amount of value added tax, except:

►	When the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the value added tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;
►	When receivables and payables are stated with the amount of value added tax included.

The net amount of value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Consolidated statements of financial position.

2.9	Foreign currencies

The consolidated financial statements are presented in Vietnamese dong (“VND”). For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company is United States Dollar (“USD”).

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the consolidated statements of profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.9	Foreign currencies (cont’d)

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

The assets and liabilities of foreign operations are translated into VND at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for combination are recognized in other components of equity in the consolidated statements of changes in equity.

2.10	Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position (Note 22).

If at any time the criteria for held for sale classification are no longer met, a long-lived asset classified as held for sale should be considered to reclassify as held and used at the lower of its carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.10	Non-current assets held for sale and discontinued operations (cont’d)

A disposal group qualifies as discontinued operation if it is a component of an entity that either has been disposed of, or is classified as held for sale, and:

►	Represents a separate major line of business or geographical area of operations
►	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
►	Is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated statements of profit or loss.

All other notes to the consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

2.11	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of property, plant and equipment comprises their purchase prices and any directly attributable costs of bringing the property, plant and equipment to working condition for its intended use.

Expenditures for additions, improvements and renewals are added to the carrying amount of the assets and expenditures for maintenance and repairs are charged to the Consolidated statements of profit or loss as incurred.

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful life of the assets, as follows:

Buildings and structures (*)	3 – 49 years
Machinery and equipment	3 – 25 years
Vehicles	5 – 12 years
Leased-out EV batteries	9 –10 years
Leased-out e-scooter batteries	3 – 8 years
Office equipment	3 – 10 years

(*)	Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and terms of the related leases.

Freehold land is not depreciated. Assets under construction included in property, plant and equipment are not depreciated as these assets are not yet available for use.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated statements of profit or loss when the asset is derecognized.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.11	Property, plant and equipment (cont’d)

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

2.12	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognized in the Consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated statements of profit or loss.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

►	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
►	Its intention to complete and its ability and intention to use or sell the asset;
►	How the asset will generate future economic benefits;
►	The availability of resources to complete the asset; and
►	The ability to measure reliably the expenditure during development.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.12	Intangible assets (cont’d)

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete, and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Licenses

The Group made upfront payments to acquire licenses.

Amortisation of intangible assets are calculated on a straight-line basis over the estimated useful life of each asset as follows:

Product development costs	5 – 7 years
License	3 years 2 months to 7 years
Software	3 – 8 years
Others	3 – 7 years

2.13	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

The interest capitalized is calculated using each entity within Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amounts capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Interest is capitalized as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Interest is also capitalized on the purchase cost of a site of property acquired specifically for redevelopment, but only where activities necessary to prepare the asset for redevelopment are in progress.

2.14	Government grant

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.14	Government grant (cont’d)

As of 31 December 2023, the Group’s subsidiaries received government grants from certain local governments. The Group’s government grants consisted of specific grants and other grants. Specific grants are grants that the local government has provided for a specific purpose, such as factory development and renewal of production facilities. Other grants are the grants that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose grants as advances payable when received in case of the all the conditions are not met. Other grants are recognized as other operating income upon receipt as further performance by the Group is not required.

2.15	Share-based payment

The Company has several compensation plans that provide for the granting of share-based compensation to certain employees and directors. Employees’ share based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options where the underlying share is liability, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

For equity-settled transactions, the cost is determined by the fair value at the date when the grant is determined with reference to the grant-date share price and, where applicable, using a Monte Carlo simulation model. Share-based compensation expense is recognized in selling, general and administration expense in the Consolidated statements of profit or loss, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (“vesting period”). The cumulative expense is recognized for equity-settled transactions at each reporting date using the graded vesting method and reflected the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense in the Consolidated statements of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there were also service and/or performance conditions.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.15	Share-based payment (cont’d)

Compensation cost related to the equity grant of the ultimate parent company awards to employees of the Company of the ultimate parent company’s shares are recognized in the Company’s consolidated financial statements with a corresponding credit to equity, representing the ultimate parent company’s deemed capital contribution.

Compensation for cash-settled transactions granted by Vietnam Investment Group Joint Stock Company (“VIG” — a shareholder) to employees and non-employees of the Company are recognized in the Company’s consolidated financial statements with a corresponding credit to equity, representing the shareholder’s deemed capital contribution.

2.16	Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the Consolidated statements of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance costs.

Warranty provisions

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and costs of claims or peer benchmarking with other automakers. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of profit and loss. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.17	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Lands	21 – 49 years
Showrooms and others	2 – 20 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (q) Impairment of non-financial assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.17	Leases (cont’d)

Group as a lessee (cont’d)

Lease liabilities (cont’d)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are included in Note 21.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset.

For a finance lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. At the commencement date, a manufacturer or dealer lessor shall recognise the following for each of its finance leases:

(a)	revenue being the fair value of the underlying asset, or, if lower, the present value of the lease payments accruing to the lessor, discounted using a market rate of interest;

(b)	the cost of sale being the cost, or carrying amount if different, of the underlying asset less the present value of the unguaranteed residual value; and

(c)	selling profit or loss (being the difference between revenue and the cost of sale)

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.17	Leases (cont’d)

Group as a lessor (cont’d)

Interest income based on the market rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur. Contingent rents are recognized as revenue in the period in which they are earned.

Battery leases

The Group has battery leases accounted for as both operating leases and finance leases. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, the Group allocates the consideration in the contract to the separate lease components and the non-lease components based on their relative stand-alone selling prices (Note 2.7).

2.18	Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.18	Financial instruments – initial recognition and subsequent measurement (cont’d)

(a)	Financial assets (cont’d)

Initial recognition and measurement (cont’d)

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

►	Financial assets at amortised cost (debt instruments);
►	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);
►	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and
►	Financial assets at fair value through profit or loss.

Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortised cost includes trade receivables, amount due from related parties, other receivables, and other non-current assets (Note 24).

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.18	Financial instruments – initial recognition and subsequent measurement (cont’d)

(a)	Financial assets (cont’d)

Subsequent measurement

Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the Consolidated statements of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group does not have debt instruments at fair value through OCI.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under FRS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Consolidated statements of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Group does not have financial assets at fair value through OCI.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the Consolidated statements of financial position at fair value with net changes in fair value recognized in the Consolidated statements of profit or loss.

As at 31 December 2023, the Group has financial assets at fair value through profit or loss as presented in Note 24.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.18	Financial instruments – initial recognition and subsequent measurement (cont’d)

(a)	Financial assets (cont’d)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Consolidated statements of financial position) when:

►	The rights to receive cash flows from the asset have expired; or
►	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.18	Financial instruments – initial recognition and subsequent measurement (cont’d)

(a)	Financial assets (cont’d)

Impairment (cont’d)

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss or financial liabilities at amortised cost, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and other financial liabilities, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, amount due to related parties, loans and borrowings including bank overdrafts, lease liabilities, accruals, other liabilities and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by FRS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the Consolidated statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in FRS 39 are satisfied.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.18	Financial instruments – initial recognition and subsequent measurement (cont’d)

(b)	Financial liabilities (cont’d)

As at 31 December 2023, the Group has financial liabilities at fair value through profit or loss as presented in Note 24.

Financial liabilities at amortised cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the Consolidated statements of profit or loss. This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 19.

As at 31 December 2023, the Group also applied this category to the business cooperation contract as disclosed in Note 16. In return for the cooperation capital, the counterparty will earn a variable indexed on the Group’s total revenue from sale of electric vehicles in all markets. They are carried at amortised cost, determined by discounting forecast revenue using the effective interest rate which takes account of indexation. The amortised cost of the financial liability will be recalculated as the present value of the estimated future contractual cash flows that are discounted at the financial instrument’s original effective interest rate when there is a significant change in future sales prospects or the non-substantial difference of modification of contract that revises the estimate of payment.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the Consolidated statements of profit or loss.

(c)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.19	Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realizable value.

Net realizable value (“NRV”) represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The perpetual method is used to record inventories, which are valued as follows:

Raw materials, tools and merchandises	-	cost of purchase on a weighted average basis.
Finished goods and work-in process	-	cost of direct materials and labour plus attributable manufacturing overheads based on the normal operating capacity on a weighted average basis.

Provision for obsolete inventories

An inventory provision is created for the estimated loss arising due to the impairment of value (through diminution, damage, obsolescence, etc.) of raw materials, finished goods, and other inventories owned by the Group, based on appropriate evidence of impairment, including information about the replacement cost, available at the date of the Consolidated statements of financial position.

Increases or decreases to the provision balance are recorded into the cost of goods sold account in the Consolidated statements of profit or loss.

2.20	Cash and cash equivalent

Cash and cash equivalent comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments with an original maturity of not more than three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of change in value.

2.21	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.21	Impairment of non-financial assets (cont’d)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the Consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset, except for properties previously revalued with the revaluation taken to OCI. For such properties, the impairment is recognized in OCI up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the Consolidated statements of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

2.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

2.22	Share capital and share issuance expenses

Proceeds from issuance of ordinary shares are recognised as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

2.23	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

3.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Group has not adopted the following standards that have been issued but not yet effective:

Description	Effective for annual periods beginning on or after

Amendments to FRS 1: Classification of Liabilities as Current or Non-current	1 January 2024
Amendments to FRS 116 Leases: Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to FRS 1 Presentation of Financial Statements: Non-current Liabilities with Covenants	1 January 2024
Amendments to FRS 7 Statement of Cash Flows and FRS 107 Financial Instruments: Disclosures: Supplier Finance Arrangements	1 January 2024
Amendments to FRS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	1 January 2025

The Group expects that the adoption of the standards above will have no material impact on the financial statements in the period of initial application.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties includes (Note 26)

►	Capital management;
►	Financial instruments risk management and policies;
►	Sensitivity analyses disclosures

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Battery lease – Group as lessor

Under the battery subscription program, the Group leases out batteries for EVs and E-scooter to customers with lease terms between 2 years and 10 years. The Group assessed whether it retains substantially all the risks and rewards incidental to ownership of these batteries to account for the contracts as operating leases or finance leases.

Revenue from contracts with customers

Revenue recognition

For the sale of automotive vehicles, the Group concluded that revenue is to be recognized at point in time once the customer has the ability to direct the use of, and obtain benefits from, the goods usually upon delivery to the customers.

Allocation of standalone price of each performance obligation

The Group generally determines standalone selling prices based on observable price of the goods and services — i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation and the lease component (where applicable), and changes in judgements on these assumptions and estimates may impact the revenue recognition. The allocated purchase consideration for the sales of vehicles (including sales of battery where applicable) is recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Judgements (cont’d)

Revenue from contracts with customers (cont’d)

Principal versus agent consideration

The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Group has concluded that it is the principal in all of its revenue arrangements.

Warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our financial condition and results of operations.

The Group generally provide warranties for general repairs of defects that existed at the time of sale to provide the assurance that these products comply with agreed-upon specifications. As such, the warranties are assurance-type warranties, which the Group accounts for under FRS 37 Provisions, Contingent Liabilities and Contingent Assets.

Warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our financial condition and results of operations.

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Company’s warranty program is intended to cover all parts and labor to repair defects in material, software or assembly. It also covers free road assistance under the warranty coverage. Management plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

Business model assessment

The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective. The Group’s business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolios and is based on observable factors such as:

►	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s key management personnel;
►	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed;
►	How managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected); and
►	The expected frequency, value and timing of sales are also important aspects of the Group’s assessment.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Judgements (cont’d)

Business model assessment (cont’d)

The business model assessment is performed based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from the Group’s original expectations, the Group does not change the classification of the remaining financial assets held in that business model, but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

Definition of default and credit-impaired financial assets

The Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

Indicators that the customer is in financial difficulty include:

►	The customer is experiencing financial difficulties or is insolvent;
►	The customer is in breach of financial covenant(s);
►	An active market for that financial assets has disappeared because of financial difficulties;
►	Concessions have been granted by the Group, for economic or contractual reasons relating to the customer’s financial difficulties; and
►	It is becoming probable that the customer will enter bankruptcy or other financial reorganization.

The criteria above have been applied to the financial instruments held by the Group and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) throughout the Group’s expected credit loss calculation.

An instrument is considered to be no longer in default (i.e., to have cured) and therefore reclassified out of Stage 3 when it no longer meets any of the default criteria. The decision whether to classify an asset as Stage 2 or Stage 1 once cured depends on the updated credit grade, at the time of the cure, and whether this indicates there has been a significant increase in credit risk compared to initial recognition.

Significant increase in credit risk

The criteria for determining whether credit risk has increased significantly vary by portfolio and include quantitative changes in Probability of Defaults (“PDs”) and qualitative factors.

The Group’s financial assets excluding financial assets measured at fair value subject to ECL under the general approach or their benchmark are graded in the non-investment grade by globally recognized credit rating agencies such as Standard & Poor’s (“S&P”), Moody’s, therefore, are considered to be high credit risk investments. It is the Group’s policy to measure ECLs on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Judgements (cont’d)

Significant increase in credit risk (cont’d)

The Group uses the ratings from these credit rating agencies both to determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs.

Using its expert credit judgement and, where possible, relevant historical experience, the Group may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that it considers are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

The Group monitors the effectiveness of the criteria used to identify significant increases in credit risk by regular reviews to confirm that:

►	the criteria are capable of identifying significant increase in credit risk before an exposure is in default;
►	the criteria do not align with the point in time when an asset falls below an investment grade; and
►	there is no unwarranted volatility in loss allowance from transfers between 12-month PD (Stage 1) and Lifetime PD (Stage 2).

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 8, 9, 21.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Judgements (cont’d)

Impairment of non-financial assets (cont’d)

The Group is exposed to the risk of loss on individual assets of leased-out batteries due to the competitive lease subscription fee for customers. VinFast evaluates at the end of each reporting period the estimated impairment loss related to leased-out batteries. The estimate is calculated based on fair value less costs of disposal (FVLCD) model using contractual cash flow projections of the lease payments agreed with customers covering the useful life of leased-out batteries.

Residual value guarantee

The guarantee liability represents the estimated amount we expect to pay in connection with the sales with residual value of the vehicles being guaranteed. The Group evaluates variables such as third-party residual value publications, risk of future price deterioration due to changes in market conditions to determine the estimated residual value guarantee liability. As the Group accumulates more data related to the resale value of vehicles or as market conditions change, there could be material changes to the estimated guarantee liabilities.

Warranty provisions

Provisions for warranty-related costs are recognized when the product is sold to the customer. The Group accrues a warranty reserve for all vehicles sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The initial estimate of warranty-related costs is revised annually.

Allowances for obsolescence of inventories and estimation of net realizable value for inventory

The Group determines the allowances for obsolescence of inventories based on current market conditions and historical experience of selling goods of similar nature. Due to changes in customers’ preferences, actual saleability of goods may be different from estimation and profit or loss in future accounting periods could be affected by differences in this estimation.

Inventory is stated at the lower of cost and net realizable value (NRV) (Note 12). NRV of completed inventory is assessed with reference to market conditions and prices existing at the reporting date and is determined by the Group in the light of recent market transactions.

NRV in respect of work in progress is assessed with reference to market prices at the reporting date for similar completed inventory, less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Estimates and assumptions (cont’d)

Battery leases

The Group has battery leases accounted for as both operating leases and finance leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

Estimates related to revenue recognition

Allocation of transaction price

As the contracts for sale of automotive vehicles include more than one performance obligation, the transaction price shall be allocated to each identified performance obligation in proportion to their relative stand-alone selling prices.

The Group generally determines standalone selling prices based on observable price of the goods and services — i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation and the lease component (where applicable), and changes in judgements on these assumptions and estimates may impact the revenue recognition.

Fair value measurement of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 24.4 for further disclosures.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Estimates and assumptions (cont’d)

Taxes

Significant estimate is required to determine the total provision for current and deferred taxes.

There are many transactions and calculations for which the ultimate tax determination and timing of payment is uncertain. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Group recognizes liabilities for current taxes based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income and deferred tax provisions in the period in which the determination is made.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective tax jurisdictions. No significant provisions have been made in the consolidated financial statements for the years then ended 31 December 2023 (Note 7).

Estimation of useful lives of property, plant and equipment and intangible assets

The Group estimates the useful lives of property, plant and equipment and intangible assets based on internal technical evaluation. Estimated useful lives of property, plant and equipment and intangible assets are reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical and commercial obsolescence and other limits on the use of the assets.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Estimates and assumptions (cont’d)

Allowance for receivables

The allowance for doubtful debts represents amounts of outstanding receivables at the reporting date which are doubtful of being recovered. The Group estimates allowance for receivables based on assessment about consideration for collaterals, any credit enhancements and collectability of these receivables. Increases or decreases to the allowance balance are recorded as general and administrative expenses in the consolidated statements of profit and loss.

Expected credit loss

Measurement of expected credit losses

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

►	Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.
►	Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. Expected credit losses are the discounted product of the PD, LGD, and EAD, assessed by management based on historical data and market condition.

When estimating the ECLs, the Group considers three scenarios (a base case, an upside, and a downside). Each of these is associated with different ECL factors. When relevant, the assessment of multiple scenarios also incorporates how defaulted balances are expected to be recovered, including the probability that such balances will cure and the value of collateral or the amount that might be received from selling the collateral.

The maximum period for which the credit losses are determined is the contractual life of a financial instrument unless the Group has the legal right to call it earlier.

The interest rate used to discount the ECLs of fixed-rate instruments is the approximate EIR at initial recognition. For floating rate financial instruments, the Group used current EIR as at reporting date.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONT’D)

Estimates and assumptions (cont’d)

Expected credit loss (cont’d)

Forward looking information

The Group incorporates forward-looking information into both its assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and its measurement of ECL.

To do this, the Group considers a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. Based on the Group’s evaluation and assessment, and after taking into consideration external actual and forecast information, the Group formulates a ‘base case’ view of the future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. This process involves developing two or more additional economic scenarios and considering the relative probabilities of each outcome. External information includes economic data and forecasts published by governmental bodies, monetary authorities and selected private-sector and academic institutions.

The Group has identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macro-economic variables and credit risk and credit losses.

In its ECL models, the Group relies on forward looking information as economic inputs, such as GDP growth rates and inflation rates.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analysing historical data over the past nine years. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

The Group has not identified any uncertain event that it has assessed to be relevant to the risk of default occurring but where it is not able to estimate the impact on ECL due to lack of reasonable and supportable information.

Collateral valuation

To mitigate its credit risks on financial assets, the Group seeks to use collateral, where possible. The collateral comes in various forms, such as real estate properties, equity securities and other non-financial assets.

However, the fair value of collateral affects the calculation of ECLs. It is generally assessed, at a minimum, at inception and re-assessed on a semi-annual basis. To the extent possible, the Group uses active market data for valuing financial assets held as collateral. Other financial assets which do not have readily determinable market values are valued using models. Non-financial collateral, such as real estate, is valued based on available information from similar projects under similar location and condition, or available recent prices of secondary suppliers.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

5.	SEGMENT REPORTING

The Group has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales from leasing activities.

The Group performed its annual impairment test in December 2023 and 2022. As at 31 December 2023, the result of updating the estimates and assumptions after taking into account of actual performance, have led to a decreased in the recoverable amount, indicating an impairment of goodwill and impairment of the assets of the Automotive CGU (See Note 8 and Note 9 for details).

Information about segments of the Group for the year ended 31 December 2023 and 2022 presented were as follows:

2023	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
	VND million	VND million	VND million	VND million	VND million	VND million
Revenues	24,789,083	2,561,518	1,069,287	80,220	-	28,500,108
Cost of sales	(41,089,696)	(3,287,498)	(704,515)	(121,463)	-	(45,203,172)

Gross profit/(loss)	(16,300,613)	(725,980)	364,772	(41,243)	-	(16,703,064)
Operating cost	(38,108,739)	(663,077)	-	-	(7,565,587)	(46,337,403)

Operating profit/(loss)	(54,409,352)	(1,389,057)	364,772	(41,243)	(7,565,587)	(63,040,467)

Segment profit/(loss)	(54,409,352)	(1,389,057)	364,772	(41,243)	(23,995,274)	(79,470,154)

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

5.	SEGMENT REPORTING (CONT’D)

Information about segments of the Group for the year ended 31 December 2022 and 2023 presented were as follows: (cont’d)

2022	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (**)	Total
	VND million	VND million	VND million	VND million	VND million	VND million
Revenues (*)	11,136,049	1,505,461	2,213,369	110,712	–	14,965,591
Cost of sales	(26,979,983)	(2,361,115)	(1,962,906)	(91,776)	–	(31,395,780)

Gross profit/(loss)	(15,843,934)	(855,654)	250,463	18,936	–	(16,430,189)
Operating cost	(8,515,233)	(373,669)	–	-	(3,694,880)	(12,583,782)

Operating profit/(loss)	(24,359,167)	(1,229,323)	250,463	18,936	(3,694,880)	(29,013,971)

Segment profit/(loss)	(24,359,167)	(1,229,323)	250,463	18,936	(11,147,964)	(36,467,055)

(*)	Revenues from a group of customers under common control of Automobiles and E-scooters segments represents approximately VND19,435.3 billion of the Company’s consolidated revenues (2022: VND 923.3 billion).

(**)	Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortisation of fixed assets used for administration purpose; professional fees and finance cost, finance income, other operating income, other operating expenses and fair value gains/losses on financial instruments and income taxes that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker as part of segment performance.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

5.	SEGMENT REPORTING (CONT’D)

The following table presents revenues earned from external customers for each group of similar products and services of the Group for the years ended 31 December 2023 and 2022:

	2023	2022
	VND million	VND million
Sales of ICE vehicles	220,397	6,688,467
Sales of e-cars	23,361,724	3,582,632
Sales of e-buses	628,115	847,128
Sales of e-scooters	2,020,921	1,385,479
Sale of spare parts	882,146	2,072,628
Rendering of aftermarket services	187,141	140,689
Revenue from leasing activities	1,199,664	248,568

TOTAL	28,500,108	14,965,591

The following table presents revenues by geographic area based on the sales location of the products for the years ended 31 December 2023 and 2022:

	2023	2022
	VND million	VND million
Vietnam	27,763,237	14,965,591
United States	159,164	-
Canada	577,707	-
TOTAL	28,500,108	14,965,591

6.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES

6.1	Revenue from contracts with customers

Disaggregated revenue information

Major products/service line:

The Group presented the following disaggregated revenue:

	Group
	2023	2022
	VND million	VND million
Revenue from contracts with customers
Sales of vehicles	26,088,357	12,391,500
Sales of merchandise	142,800	112,206
Sales of spare parts and components	882,146	2,072,628
Rendering of services	455,351	222,732

TOTAL	27,568,654	14,799,066

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

6.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

6.1	Revenue from contracts with customers (cont’d)

Disaggregated revenue information (cont’d)

Timing of revenue recognition:

The Group presented the following disaggregated revenue:

	Group
	2023	2022
	VND million	VND million
Revenue from contracts with customers
Products transferred at a point in time	27,113,303	14,576,334
Service transferred over time	455,351	222,732

TOTAL	27,568,654	14,799,066

Contract balances

	Group
	2023	2022
	VND million	VND million
Short-term trade receivables from contracts with customers (Note 13)	464,526	652,922

TOTAL	464,526	652,922

Long-term trade receivables from contracts with customers (Note 13)	110,312	–

TOTAL	110,312	–

Trade receivables are mainly from sale of automobiles, and e-scooters, which are unconditional (i.e., only the passage of time is required before payment of the consideration is due).

	Group
	2023	2022
	VND million	VND million
Contract liabilities – Current:
Non-refundable down payment from customers (Note 17)	534,670	972,596

TOTAL	534,670	972,596

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

6.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

6.1	Revenue from contracts with customers (cont’d)

Disaggregated revenue information (cont’d)

Timing of revenue recognition: (cont’d)

Contract liabilities included deposits and down payment received in advance from customers for sale of automobiles, e-scooters and service parts. Revenue recognized in 2023 from these contract liabilities at the acquisition date amounted to approximately VND2,717 billion (2022: VND1,009 billion).

Performance obligation

Information about the Group’ performance obligations are summarised below:

Performance Obligation	When Performance Obligation is Typically Satisfied	Significant Payment Terms

Sale of goods
Automobiles, e-scooters, spare parts and components	Physical delivery of goods to the customer (point in time)	Payment is generally in full upon delivery. Few customers are granted with payment term from 30 to 45 days.

Rendering services
Aftersales services, charging services and battery subscription services	As work is performed (over time)	Payment is in full when completion of services for aftersales services and within the first 15 days of the next month for charging and battery subscription services.

Extended service-type warranty service (Automobiles)	As work is performed (over time)	Payment is generally in full upon delivery of automobiles.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

6.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

6.2	Cost of sales

	Group
	2023	2022
	VND million	VND million
Cost of vehicles sold	(42,258,240)	(28,823,433)
Cost of merchandises sold	(155,959)	(151,353)
Cost of spare parts sold and others	(608,611)	(1,869,084)
Cost of rendering services	(1,049,726)	(389,635)
Cost of leasing activities	(1,130,636)	(162,275)

TOTAL	(45,203,172)	(31,395,780)

Included in cost of sales are depreciation of fixed assets of VND 4,331,545 million, amortization of intangible assets of VND 3,282,572 million, and depreciation of right of use assets of VND 474,029 million (2022: total depreciation and amortization amounting to VND 10,864,344 million).

Cost of sales also included warranty expenses amounting to VND1,910,015 million (2022: VND356,254 million).

6.3	Other operating income

	Group
	2023	2022
	VND million	VND million
Voucher terminated	207,098	47,760
Interest due to late payment from customers	163,754	–
Foreign exchange gains	–	33,774
Others	99,575	111,558

TOTAL	470,427	193,092

6.4	Selling and distribution costs

	Group
	2023	2022
	VND million	VND million
External service expenses (*)	(1,601,006)	(2,144,522)
Employee benefit expenses	(1,965,213)	(1,444,852)
Warranty provision expenses (**)	(79,720)	(359,432)
Depreciation of fixed assets	(389,167)	(98,358)
Amortization of intangible assets	(116,882)	(79,370)
Depreciation of right-of-use assets	(794,016)	(588,285)
Others	(556,394)	(367,080)

TOTAL	(5,502,398)	(5,081,899)

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

6.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

6.4	Selling and distribution costs (cont’d)

(*)	Mostly including marketing and advertising expenses, transportation fees and other expenses related to sales and marketing personnel.

(**)	The selling and distribution costs for the year ended 31 December 2022 also included extended warranty expenses for ICE vehicles sold from 2019 up until 31 December 2022. The estimated warranty cost was substantially supported by the Chairman of the Company, in the form of an upfront payment of VND350 billion as disclosed in the consolidated and stand-alone statements of changes in equity.

6.5	Administrative expenses

	Group
	2023	2022
	VND million	VND million
Research and development expenses (*)	(2,297,954)	(2,494,745)
Impairment loss on property, plant and equipment, intangible assets, and right-of-use assets	(31,165,947)	(1,075,820)
Employee benefits expenses	(1,525,679)	(1,064,058)
External service expenses	(1,540,095)	(1,248,115)
Listing service expenses (Note 2.3)	(1,530,252)	–
Depreciation of fixed assets	(174,509)	(115,181)
Amortization of intangible assets	(132,509)	(94,966)
Other administrative expenses	(715,685)	(456,182)

TOTAL	(39,082,630)	(6,549,067)

(*)	The Group’s research and development concentrates on activities to develop automotive products. Research and development costs that are not eligible for capitalization have been expensed in the year and they are recognized in administrative expenses.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

6.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

6.6	Other operating expenses

	Group
	2023	2022
	VND million	VND million
Compensation expenses (*)	(1,225,715)	(236,437)
Foreign exchange losses	(681,872)	(861,935)
Others	(315,215)	(47,536)

TOTAL	(2,222,802)	(1,145,908)

(*)	In 2023, compensation expenses mainly consisted of the estimated charges from suppliers due to the cessation of both production of certain e-scooter models and development of certain electric vehicle models. In 2022, compensation expenses mainly attribute to the early termination of contracts with suppliers due to the phase-out of production of internal-combustion-engine cars.

6.7	Finance income

	Group
	2023	2022
	VND million	VND million
Interest income on loan receivables	37,950	81,836
Interest income on finance lease	34,375	14,491
Others	19,743	4,475

TOTAL	92,068	100,802

6.8	Finance costs

	Group
	2023	2022
	VND million	VND million
Contractual coupons on loans and borrowings	(8,406,696)	(5,309,428)
Amortization of capitalized borrowing costs	(1,281,771)	(866,306)
Unwinding interest of financial liabilities measured at amortized cost	(1,551,688)	(1,204,197)
Interest on lease liabilities	(545,152)	(222,591)
Others	(341,521)	(76,857)

TOTAL	(12,126,828)	(7,679,379)

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

6.	REVENUE, COST OF SALES AND OTHER INCOME/EXPENSES (CONT’D)

6.9	Employee benefits expenses

	Group
	2023	2022
	VND million	VND million
Include in cost of sales	(3,034,152)	(2,181,974)
Wages and salaries	(2,487,333)	(1,788,736)
Social security costs	(230,177)	(165,529)
Other employee benefits expenses	(316,642)	(227,709)

Include in selling and distribution costs	(1,965,213)	(1,444,852)
Wages and salaries	(1,731,980)	(1,332,325)
Social security costs	(54,532)	(64,177)
Other employee benefits expenses	(178,701)	(48,350)

Include in administrative expenses	(1,525,679)	(1,064,058)
Wages and salaries	(1,231,706)	(582,034)
Social security costs	(64,536)	(140,864)
Other employee benefits expenses	(229,437)	(341,160)

TOTAL	(6,525,044)	(4,690,884)

7.	CORPORATE INCOME TAX

The tax report filed by the entities under the Group are subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements are more-likely-than-not and could change based on the interpretation of tax law by the relevant legal authorities.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

7.	CORPORATE INCOME TAX (CONT’D)

The major components of tax expense for the years ended 31 December 2023 and 2022 are:

Consolidated and stand-alone statements of profit or loss for the years ended 31 December 2023 and 2022 respectively:

	Group
	2023	2022
	VND million	VND million
Income taxes
Current income tax expense	111,426	–
Deferred tax (income)/expense	(596,332)	1,100,519

Income tax (income)/expense reported in the statements of profit or loss	(484,906)	1,100,519

Reconciliation of tax expense and the accounting profit for 2023 and 2022:

	Group
	2023	2022
	VND million	VND million
Accounting loss before income tax	(79,955,060)	(35,366,536)
At Vietnam’s statutory income tax rate of 20% for the Group (2022: 20%)	(15,991,012)	(7,073,307)
Effect of preferential tax rates	7,254,378	4,398,318
Foreign tax rates differential	(343,364)	(232,379)
Deferred tax assets not recognised	6,150,898	3,323,783
Non-deductible expenses	2,444,194	684,104

Estimated income tax (income)/expense	(484,906)	1,100,519

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

7.	CORPORATE INCOME TAX (CONT’D)

7.1	Current corporate income tax

Singapore

The Company incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the years ended 31 December 2023, and 2022.

Vietnam

The statutory corporate income tax (“CIT”) rate applied for subsidiaries in Vietnam is 20% of taxable income. For VinFast Vietnam, the entity was granted an incentive generated from investment project with the tax rate of 10% in the first consecutively 15 years commencing from the first year (2018) in which income from investment project is generated. VinFast Vietnam is entitled to an exemption from CIT for investment project for 4 years commencing from the first year (2021) in which a taxable income from investment project is earned, and a 50% reduction of CIT for the subsequent 9 years. Accordingly, for fiscal year 2023, VinFast Vietnam is entitled to a preferential tax rate of 10% (2022: 10%) and CIT exemption, leading to the effective tax rate of 0% (2022: 0%).

Others

The CIT rates applicable to subsidiaries established in countries other than Singapore and Vietnam vary depending on the regulations of the local tax authorities.

International Tax Reform – Pillar Two Model Rules (GloBE)

The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) addresses the tax challenges arising from the digitalisation of the global economy.

The Pillar Two Global anti-Base Erosion rules (GloBE Rules) represent the first substantial overhaul of the international tax rules in almost a century. The GloBE Rules propose four new taxing mechanisms under which multinational enterprises (MNEs) would pay a minimum level of tax (Minimum Tax): the Subject to Tax Rule is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax; the Income Inclusion Rule (IIR); the Under Taxed Payments Rule (UTPR); and the Qualified Domestic Minimum Top-up Tax (QDMTT) generally propose a Minimum Tax on the income arising in each jurisdiction in which an MNE operates.

On 29 November 2023, the National Assembly approved Resolution No. 107/2023/QH15 ("Resolution 107") about application of top-up tax under the global anti-base erosion rules. Resolution 107 is effective 1 January 2024, applicable from the fiscal year 2024. Likewise. in the Singapore 2023 Budget Statement, the Singapore government announced plans to implement the GloBE Rules as well as a domestic top-up tax (DTT) beginning on or after 1 January 2025.

As of the issuance date of these financial statements, both Vietnam (country of incorporation of the ultimate parent company) and Singapore (the country of incorporation of the Company) has not announced when and how the GloBE Rules will be enacted. Consequently, it is not presently feasible to reasonably estimate the quantitative impact of this legislation

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

7.	CORPORATE INCOME TAX (CONT’D)

7.2	Deferred tax

	Consolidated and stand-alone statements of financial position		Credit/(charge) to consolidated and stand-alone statements of profit or loss
	Group		Group
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Deferred tax assets
Sales and lease back transaction	1,710,697	1,113,489	597,208	1,113,489
Lease liabilities	1,022,858	902,069	120,789	902,069
Finance lease transaction	132,554	–	132,554	–
Others	14,065	7,372	6,693	7,372

Deferred tax liabilities
Sales and lease back transaction	(2,202,528)	(2,115,120)	(87,408)	(2,115,120)
Right of use assets	(1,022,858)	(902,069)	(120,789)	(902,069)
Finance lease transaction	(141,603)	–	(141,603)	–
Others	(17,372)	(106,260)	88,888	(106,260)

Net deferred tax liabilities	(504,187)	(1,100,519)

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

7.	CORPORATE INCOME TAX (CONT’D)

7.2	Deferred tax (cont’d)

	Consolidated and stand-alone statements of financial position		Credit/(charge) to consolidated and stand-alone statements of profit or loss
	Group		Group
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Deferred tax income/(expenses)			596,332	(1,100,519)

Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	–	–
Deferred tax liabilities	(504,187)	(1,100,519)

Deferred tax liabilities, net	(504,187)	(1,100,519)

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

7.	CORPORATE INCOME TAX (CONT’D)

7.3	Unrecognized deferred tax assets

Tax loss carried forward

The consolidated entities are entitled to carry tax losses forward to offset against taxable income arising within five years subsequent to the year in which the loss was incurred. As at 31 December 2023, the Group had accumulated tax losses of VND 73,855 billion (2022:VND 58,760 billion) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as at the date of these consolidated financial statements.

No deferred tax assets have been recognized in respect of these accumulated tax losses because future taxable profit cannot be ascertained at this stage.

The Group has tax losses mainly arising in Vietnam that will expire in several years for deduction against future taxable profit as below:

Originating year	Can be utilized up to	Tax loss amount	Forfeited amount	Tax losses amount after forfeit
		VND million	VND million	VND million
2018	2023	38,141	(38,141)	–
2019	2024	3,159,750	–	3,159,750
2020	2025	10,146,449	–	10,146,449
2021	2026	16,833,932	–	16,833,932
2022	2027	26,647,819	–	26,647,819
2023	2028	6,350,162	–	6,350,162

TOTAL		63,176,253	(38,141)	63,138,112

As at 31 December 2023, the Group has tax losses arising in subsidiaries other than Vietnam of VND 10,718 billion (2022: VND1,984 billion) that will be carried for deduction against future taxable profit depending on the local tax regulations.

Impairment of long-lived assets

The Group also has impairment of property, plant and equipment, intangible assets (excluding goodwill), and right-of-use assets of VND 30,893 billion as at 31 December 2023 (2022: VND 1,156 billion). No deferred tax assets have been recognized in respect of these impairment because there are no certain evidence of recoverability in the near future.

7.4	Uncertain tax position

The management takes into account the requirement of INT FRS 123 for all uncertainty over income tax treatments. In determining the treatment for uncertain tax positions, the management considers either the probability of whether the relevant taxation authority will accept the tax treatment under tax law or preparing its income tax filings and supporting tax treatments. Based on the reasonable estimates and prudent judgements of the management, it is more likely than not that the taxation authority will accept all uncertain tax treatments of the Group. Accordingly, the Group did not record any uncertain tax position as at 31 December 2023.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

8.            PROPERTY, PLANT AND EQUIPMENT

	Group
	Buildings and structures	Machinery and equipment	Vehicles	Office equipment	Others	Construction in progress	Total
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Cost
1 January 2022	–	–	183	–	–	–	183
Acquisition of subsidiaries	13,614,876	41,236,513	750,724	679,437	113,434	4,036,246	60,431,230
Addition	2,509,050	13,678,862	561,625	233,812	10,535	11,023,421	28,017,305
Disposals	(255,764)	(19,398,992)	(178,473)	(118,898)	(21,070)	(1,180,655)	(21,153,852)
Others	5,352	(237,293)	(467)	(624)	(39)	–	(233,071)
31 December 2022 and 1 January 2023	15,873,514	35,279,090	1,133,592	793,727	102,860	13,879,012	67,061,795
Addition	–	2,254,767	–	–	–	14,924,954	17,179,721
Transfer from construction in progress	1,513,290	17,594,136	1,373,358	48,448	6,446	(20,535,678)	–
Reclassification from assets held for sale	231,497	128,150	1,199	–	47	–	360,893
Disposals	(2,293)	(164,367)	(257,697)	(23,940)	(10,388)	–	(458,685)
Write-offs	–	(102,559)	–	–	–	(38,679)	(141,238)
Currency realignment	8,183	17,784	(594)	(4,920)	(764)	(4,641)	15,048
31 December 2023	17,624,191	55,007,001	2,249,858	813,315	98,201	8,224,968	84,017,534

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

8.            PROPERTY, PLANT AND EQUIPMENT (CONT’D)

	Group
	Buildings and structures	Machinery and equipment[1]	Vehicles	Office equipment	Others	Construction in progress	Total
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Accumulated depreciation and impairment
1 January 2022	–	–	149	–	–	–	149
Acquisition of subsidiaries	810,683	7,493,496	143,464	356,201	35,925	–	8,839,769
Charge for the year	531,130	3,224,894	60,018	97,321	18,221	–	3,931,584
Disposals	(4,463)	(3,481,502)	(36,955)	(64,523)	(5,112)	–	(3,592,555)
Impairment	–	1,075,820	–	–	–	–	1,075,820
Others	9	(239,229)	(25)	(21)	(7)	–	(239,273)
31 December 2022 and 1 January 2023	1,337,359	8,073,479	166,651	388,978	49,027	–	10,015,494
Charge for the year	735,706	4,811,709	318,835	16,456	25,455	–	5,908,161
Disposals	(196)	(111,618)	(76,915)	(22,850)	(5,400)	–	(216,979)
Impairment	4,140,330	12,018,902	542,416	118,968	8,443	1,829,750	18,658,809
Write-offs	–	(102,559)	–	–	–	–	(102,559)
Currency realignment	612	180	(170)	(493)	–	–	129
31 December 2023	6,213,811	24,690,093	950,817	501,059	77,525	1,829,750	34,263,055
Net book value
31 December 2022	14,536,155	27,205,611	966,941	404,749	53,833	13,879,012	57,046,301
31 December 2023	11,410,380	30,316,908	1,299,041	312,256	20,676	6,395,218	49,754,479

[1]	Included within machinery and equipment are leased-out batteries with net book values amounting to VND2,250,206 million (2022: VND1,443,170 million).

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

8.            PROPERTY, PLANT AND EQUIPMENT (CONT’D)

	Company
	Machinery and equipment	Total
	VND million	VND million
Cost
1 January 2022	183	183
Disposals	(122)	(122)
31 December 2022 and 1 January 2023	61	61
Additions	3	3
31 December 2023	64	64

Accumulated depreciation
1 January 2022	149	149
Charge for the year	43	43
Disposals	(185)	(185)
31 December 2022 and 1 January 2023	7	7
Charge for the year	14	14
31 December 2023	21	21

Net book value
31 December 2022	54	54
31 December 2023	43	43

As at 31 December 2023, a portion of property, plant and equipment with net carrying amount of VND4,015 billion are pledged with banks to secure the Group’s loans and debts.

During the year, the Group capitalized borrowing costs amounting to VND1,221 billion (2022: VND933 billion). These costs relate to general borrowings to finance for the construction of factories, infrastructure and product development. The capitalized borrowing costs relating to general borrowings are determined by applying a capitalization rate of 11.13% (2022: 8.79%).

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

8.            PROPERTY, PLANT AND EQUIPMENT (CONT’D)

Automotive CGU

The Group performed its annual impairment test in December 2023 and 2022. As at 31 December 2023, the result of updating the estimates and assumptions after taking into account of actual performance, have led to a decrease in the recoverable amount, indicating a potential impairment of goodwill and impairment of the assets of the Automotive CGU.

The recoverable amount of the Automotive CGU as at 31 December 2023 has been determined based on a fair value less costs of disposal calculation using cash flow projections from financial budgets covering a five-year period. The projected cash flows have been updated to reflect the decreased demand for products. The pre-tax discount rate applied to cash flow projections is 21.3% (2022: 20.0%) and cash flows beyond the five-year period are extrapolated using a 3.0% growth rate (2022: 3%). It was concluded that the value in use did not exceed the fair value less costs of disposal. As a result of this analysis, management has recognized an impairment charge of VND17,713 billion in the current year against property, plant and equipment (not included impairment charge of leased-out batteries). The impairment charge is recorded within administrative expenses in the statement of profit or loss.

Impairment of leased-out batteries

In 2023, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee for pioneer customers. The recoverable amount of leased-out batteries as at 31 December 2023 has been determined based on fair value less costs of disposal (FVLCD) calculation using cash flow projections of contractual lease payments agreed with customers covering useful life of leased-out batteries. The discount rate applied to cash flow projections is 10.02% (2022: 12.76%). Impairment charges of VND946 billion (2022: VND1,076 billion) relating to leased-out batteries under the Automotive and E-scooter segments were recognized during the year.

The FVLCD measurement of the leased-out batteries is categorized at Level 3.

Key assumptions used in value in use calculations and sensitivity to changes in assumptions as presented in Note 9.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

9.            INTANGIBLE ASSETS

	Software	License	Product development costs	Goodwill	Construction in progress	Total
	VND million	VND million	VND million	VND million	VND million	VND million
Cost
31 December 2021	–	–	–	–	–	–
Acquisition of subsidiaries	1,344,923	8,721,096	13,674,216	272,203	5,290,080	29,302,518
Addition	221,141	283,414	11,715,993	–	6,116,625	18,337,173
Disposals (*)	(8,028)	–	(9,191,340)	–	(296,655)	(9,496,023)
31 December 2022	1,558,036	9,004,510	16,198,869	272,203	11,110,050	38,143,668
Addition	–	–	–	–	13,874,489	13,874,489
Transfer to intangible assets	690,075	–	16,155,585	–	(16,845,660)	–
Others	1,095	(212,375)	–	–	(758,033)	(969,313)
31 December 2023	2,249,206	8,792,135	32,354,454	272,203	7,380,846	51,048,844

Accumulated amortization and impairment
31 December 2021	–	–	–	–	–	–
Acquisition of subsidiaries	428,835	3,013,991	2,541,325	–	–	5,984,151
Charge for the year	220,007	5,627,554	1,506,088	–	–	7,353,649
Disposals (*)	(2,116)	–	(2,319,071)	–	–	(2,321,187)
31 December 2022	646,726	8,641,545	1,728,342	–	–	11,016,613
Charge for the year	293,257	204,790	3,749,976	–	–	4,248,023
Impairment	293,073	44,859	7,746,295	272,203	2,145,006	10,501,436
Others	–	(212,375)	–	–	–	(212,375)
31 December 2023	1,233,056	8,678,819	13,224,613	272,203	2,145,006	25,553,697

Net book value
31 December 2022	911,310	362,965	14,470,527	272,203	11,110,050	27,127,055
31 December 2023	1,016,150	113,316	19,129,841	–	5,235,840	25,495,147

(*)            Represent the disposal of ICE assets to VIG with the net book value of VND7,175 billion in 2022.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

9.            INTANGIBLE ASSETS (CONT’D)

Impairment testing of Goodwill and assets of the CGUs for the Group

The Group performed its annual impairment test of intangible assets not yet available for use and goodwill acquired in business combination; and impairment test for the other long-term assets when circumstances indicate the carrying value of these assets may be impaired.

The Group considers the result of operating loss with budget, among other factors, when reviewing for indicators of impairment; and did not identify impairment indicators of long-term assets for the years ended 31 December 2022.

Given the Automotive CGU has intangible assets not yet available for use as at 31 December 2023, and intangible asset with indefinite useful lives as at 31 December 2023, the Group performed impairment test for this CGU on those dates following FRS 36 Impairment of Assets.

Allocation of goodwill

In each financial year, the Group carried out annual impairment test for Goodwill from acquisition at 31 December. Goodwill has been allocated to the Group's CGUs identified according to main product lines as follows:

	Group
	2023	2022
	VND million	VND million
Automotive CGU	262,252	262,252
Escooter CGU	9,951	9,951
TOTAL	272,203	272,203

Testing impairment for automotive CGU

The recoverable amount of the Automotive CGU of as at 31 December 2023 has been determined based on fair value less costs of disposal (FVLCD) calculation. For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, FVLCD is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated for the remaining useful life of the CGU using a steady growth rate (long-term growth rate) of 3%. The pre-tax discount rate applied to cash flow projections is 21.3%. As a result of updating the estimates and assumptions after taking into account of actual performance, the estimated fair value of the automotive CGU were less than carrying values. Therefore, management recorded a full impairment of VND272,203 million for goodwill and VND10,229,233 million in the current year against other intangible assets (Note 9). The impairment charge is recorded within administrative expenses in the statement of profit or loss.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

9.            INTANGIBLE ASSETS (CONT’D)

Impairment testing of Goodwill and assets of the CGUs for the Group (cont’d)

Key assumptions used in fair value less costs of disposal calculations

►	Selling price of vehicles

►	Sales volume growth rate

►	Production costs and other operating expenditures

►	Discount rate

►	Long-term growth rate

The implications of the key assumptions for the recoverable amount and sensitivity of the recoverable amount to changes in assumptions are discussed below:

►	Selling price of vehicles – The sales prices of vehicles in the model have been prepared based on comparing with other peers for each comparable car model type. Management assesses that the pricing of vehicles is one of the strategic competitive advantage of the Group when these products are launched to the markets, especially in international markets which account for a significant proportion of the prospective sales plan and related cash flow. Therefore, sales price of vehicles is identified as a significant assumption in the model. If sale prices of vehicles decrease on average by 0.5% more than the forecast, the Group will have a further impairment.

►	Sales volume growth rate – When using industry data for sales volume, these assumptions are important because management assesses how the unit's position, relative to its competitors, might change over the forecast period. Management expects the Group's share of the target addressable market to be increasing during the forecast period and stabilizes afterwards. If sale volume growth rate decreases on average by 0.5% more than the forecast, the Group will have a further impairment.

►	Production costs and other operating expenditures – The bases used to determine the values assigned to the production costs and other operating expenditures of automotive vehicles are from approved production, marketing and distribution financial budgets. During the period of projection, these values have also reflected expected production capacity and internal resource efficiency improvements. If production costs and other operating expenditures increase on average by 0.5% more than the forecast, the Group will have a further impairment.

►	Discount rates – Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The pre-tax discount rate of 21.3% is adopted based on a consolidation of the post-tax discount rate 15% as advised by an independent financial advisor and an individual risk premium of 1% to reflect the uncertainties in management’s future cashflow forecast for the automotive CGU. The post-tax discount rate of 15% is derived based on the specific circumstances of the Group and is derived from its weighted average cost of capital (“WACC”), which reflects market participants’ perspective. A rise in the post-tax discount rate to 16.5% (i.e., an increase of 0.5%) in the automotive CGU would result in a further impairment.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

9.            INTANGIBLE ASSETS (CONT’D)

Impairment testing of Goodwill and assets of the CGUs for the Group (cont’d)

►	Long-term growth rate – Estimate is obtained based on the average anticipated growth rate of the respective markets. The long-term growth rate used is 3%. A reduction by 0.5% in the long-term growth rate in the automotive CGU would result in a further impairment.

The level of fair value hierarchy: FVLCD measurement of the CGUs is categorised at Level 3.

10.           OTHER NON-CURRENT ASSETS

	Group
	2023	2022
	VND million	VND million
Financial assets
Rental deposits (i)	1,323,446	213,087
Others	24,000	24,000
Subtotal	1,347,446	237,087

Non-financial assets
Deposit for purchasing goods (ii)	4,097,898	4,097,898
Subtotal	4,097,898	4,097,898
TOTAL	5,445,344	4,334,985

(i)	This mainly comprises deposit for lease contracts

(ii)	This mainly comprises of a deposit to purchase batteries in 2025

11.          ADVANCES TO SUPPLIERS

The advances to suppliers pertain primarily to amounts advances to suppliers, procurement agents who undertake the procurement of machinery, equipment, and component parts for the Group. It also includes advances to construction contractors engaged in the Group’s manufacturing projects and advances made for the purchase of other goods and services.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

12.          INVENTORIES

The classification of inventory balance as at each financial reporting date is as follows:

	Group
	2023	2022
	VND million	VND million
Raw materials	16,629,162	13,913,177
Finished goods	8,354,276	3,611,159
Goods in transit	2,212,148	2,953,591
Work in progress	3,211,759	2,373,753
Merchandises	25,343	148,308
Tools and spare parts	222,047	197,118
TOTAL	30,654,735	23,197,106

During 2023, the amount of VND27,396 billion (2022: VND18,492 billion) was recognised as expenses for cost of inventories sold, and VND4,051 billion (2022: VND3,356 billion) was recognised as an expense for inventories carried at net realisable value respectively. These are recognised in cost of sales. The Group’s inventories are stated at the lower of cost and net realisable value. Included within inventories are depreciation and amortization expenses of VND 1,729 billion.

As at 31 December 2023, inventories with the carrying value of VND936 billion (2022: VND500 billion) were used as collateral for borrowings of the Group as presented in Note 19.1.

13.          TRADE RECEIVABLES

13.1        Short-term trade receivables

	Group
	2023	2022
	VND million	VND million
Receivables from sale of finished goods and merchandises	329,952	538,697
Receivables from sale of spare parts and components	61,333	76,341
Others (*)	73,241	37,884
TOTAL	464,526	652,922

(*)	Included within others are the current receivables from operating lease contracts relating to EV batteries and related activities.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

13.          TRADE RECEIVABLES (CONT’D)

13.2        Long-term trade receivables

	Group
	2023	2022
	VND million	VND million
Receivables from finance lease contracts relating to EV batteries and related activities	110,312	–
TOTAL	110,312	–

14.          SHORT-TERM PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Financial assets
Cash collateral to support Standby letter of credit insurances and other financial assets (*)	390,185	808,518	–	–
Subtotal	390,185	808,518	–	–

Non-financial assets
Value added tax deductible	5,807,909	4,697,711	–	–
Import tax to be refunded	592,559	604,755	–	–
Other receivables	71,945	12,697	–	–
Other prepaid expenses	443,958	374,082	75,321	114,209
Subtotal	6,916,371	5,689,245	75,321	114,209
TOTAL	7,306,556	6,497,763	75,321	114,209

(*)	This mainly comprises deposit for lease contracts and secured deposit held in designated bank accounts for being pledged for autonomous vehicle manufacturing surety bonds issued by counterparty.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

15.	CASH AND CASH EQUIVALENTS

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Cash on hand	1,279	382	–	–
Cash at banks	4,000,993	4,271,060	2,665,198	323,739

Total cash, cash equivalents (*)	4,002,272	4,271,442	2,665,198	323,739

Cash at banks earns interest at floating rates based on daily bank deposit rates.

(*)         The total balance included amounts denominated in foreign currencies as below:

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
United States Dollar	3,458,268	3,763,785	2,663,743	311,513
Euro	100,516	330,504	4	4
Australian Dollar	816	6,176	–	–
Canadian Dollar	114,824	19,456	–	–
Singapore Dollar	1,451	12,420	1,451	12,222
Rupiah Indonesia	839	–	–	–

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise items that are disclosed in this note.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

16.	OTHER LIABILITIES

16.1	Other current liabilities

	Group
	2023	2022
	VND million	VND million
Financial liabilities
Payables relating to business cooperation contract with Nam An (*)	5,814,429	–
Payables to employees	773,588	631,064
Others	273,521	110,666
Subtotal	6,861,538	741,730

Non-financial liabilities
Tax payables	609,469	1,756,860
Provision for contract penalty, compensation and purchase commitments**)	1,560,258	1,290,804
Warranty provisions	890,089	254,792
Others	181,490	103,446
Subtotal	3,241,306	3,405,902
TOTAL	10,102,844	4,147,632

(*)	On 9 March 2023, the Group entered into a business cooperation contract with Nam An Investment and Trading Joint Stock Company (“Nam An”), and subsequent appendices to the contract (collectively refer as “the BCC”). According to the BCC, Nam An provided VND5,875 billion of cooperation capital to fund the development and construction of our automobile manufacturing facilities in Hai Phong.

In return for the cooperation capital, Nam An will be entitled to receive quarterly distributions of 0.25% of the Group’s total revenue from sale of electric vehicles in all markets during the cooperation period payment on the 10th day of the last month of each quarter. In addition, Nam An will receive 5% of cooperation capital at the end of contract if the Group cannot meet the revenue schedule as mutually agreed upon by both parties.

The BCC has a term of 18 months, commencing from 10 March 2023, after which Nam An may either receive the cooperation capital amount, extend the agreement for an additional 18 months, or convert the cooperation capital amount into a secured loan. The interest rate for the potential loan would be mutually agreed upon, based on market conditions at the time of conversion.

(**)	The penalty and compensation contain estimated contract compensation to suppliers relating to the phase-out event of internal combustion engine vehicles (“ICE”) and estimated charge from suppliers due to the cessation of both productions of certain e-scooter models and development of certain electric vehicle models. As at 31 December 2023, the Company was still in negotiation process to finalize compensation amounts.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

16.	OTHER LIABILITIES (CONT’D)

16.2	Other non-current liabilities

	Group
	2023	2022
	VND million	VND million
Financial liabilities
Others	131,595	–
Non-financial liabilities
Warranty provisions	1,615,473	606,429
TOTAL	1,747,068	606,429

Details of movement of provisions during the year are as below:

	Provision for contract penalty and compensation	Provision related to purchase commitment	Assurance- type warranties	TOTAL
At 1 January 2022:	–	–	–	–
Increase due to acquisition of subsidiaries	3,780,196	170,683	335,470	4,286,349
Provision made during the year	242,436	–	740,710	983,146
Change in accounting estimate for pre-existing provisions	–	–	(25,024)	(25,024)
Utilized	(2,731,828)	(170,683)	(189,935)	(3,092,446)
At 31 December 2022	1,290,804	–	861,221	2,152,025

At 1 January 2023:	1,290,804	–	861,221	2,152,025
Provision made during the year	1,225,715	–	1,873,325	3,099,040
Change in accounting estimate for pre-existing provisions	–	–	137,952	137,952
Utilized	(956,261)	–	(366,936)	(1,323,197)
At 31 December 2023	1,560,258	–	2,505,562	4,065,820

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

16.	OTHER LIABILITIES (CONT’D)

16.3	Government grants

	Group
	2023	2022
	VND million	VND million
Non-financial liabilities
As 1 January
Received during the year (*)	396,696	–
As 31 December	396,696	–
Current	–	–
Non-current	396,696	–

(*)	Site Development Agreement

The Group’s subsidiaries have the Site Development Agreement with North Carolina Department of Commerce (“NC DOC”), pursuant to which, the Group’s subsidiaries are required to submit relevant documents to request for reimbursement of costs associated with the land levelling up to VND3.1 billion (equivalent to USD125 million). For the year ended 31 December 2023, the Group’s subsidiaries received an amount of VND396,696 million (equivalent to USD 16.2 million) in cash from this incentive. As of 31 December 2023, such amount of incentive was recorded in the account of other long-term liabilities due to the uncertainty of certain events and conditions for Recovery of Funds as specified in the Site Development Agreement.

Subsequently, the Group’s subsidiaries submitted the second Requisition to NC DOC for Appropriate Proceeds on 18 January 2024 for reimbursement of eligible expenses for the amount of USD20.8 million. On 26 January 2024, the Group’s subsidiaries received the USD20.8 million reimbursement from NC DOC for the eligible site restoration expenses.

17.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

	Group
	2023	2022
	VND million	VND million
Refundable deposits	329,746	599,941
Non-refundable downpayments (Note 6.1)	534,670	972,596
As 31 December	864,416	1,572,537

Deposits and down payment represents advances from customers for sales of automobiles, escooters and service parts.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

18.	DEFERRED REVENUE

Deferred revenue and prepaid lease payment mainly related to service-type warranties and prepaid lease payments under operating lease agreement, and maintenance services consisted of the following:

	Group
	2023	2022
	VND million	VND million
Beginning balance of the year	606,843	–
Increase due to acquisition of subsidiaries	–	43,283
Additions	1,510,879	615,265
Revenue recognized	(134,042)	(51,705)
Ending balance of the year	1,983,680	606,843
Current portion	173,582	107,448
Non-current portion	1,810,098	499,395

Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as at the statement of financial position dates. Of the total deferred revenue as at 31 December 2023, the Group expects to recognize VND174 billion (2022: VND107 billion) of revenue in the next 12 months. The remaining balance will be recognized over the performance period.

19.	INTEREST-BEARING LOANS AND BORROWINGS

		Group		Company
	Note	2023	2022	2023	2022
		VND million	VND million	VND million	VND million
Short-term
Loans from banks	19.1	21,307,941	6,268,276	–	–
Current portion of long-term loans	19.2	7,143,376	8,311,277	–	–
Current portion of bonds	19.3	11,443,465	–	–	–
Total		39,894,782	14,579,553	–	–
Long-term
Loans from banks	19.2	22,590,438	27,652,234	5,918,804	5,137,284
Bonds	19.3	7,551,628	13,972,726	–	–
Loans from others		28,083	–	28,083	–
TOTAL		30,170,149	41,624,960	5,946,887	5,137,284

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

19.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

19.1	Short-term loans from banks

Details of short-term borrowings as at 31 December 2023 and 31 December 2022 are as follows:

Lenders	Ending balance			Maturity date	Description of collateral
	Original Currency	Equivalent to VND million
		2023	2022
Vietnam Prosperity Joint Stock Commercial Bank	VND	8,357,347	1,916,352	From January 2024 to June 2024	Sharing collateral with a group of companies guaranteed by the ultimate parent company
Vietnam Technological and Commercial Joint Stock Bank	VND, EUR	4,336,556	1,545,277	From January to November 2024	Sharing collateral with a group of companies guaranteed by the ultimate parent company
Saigon – Hanoi Commercial Joint Stock Bank	VND	1,999,554	798,055	From February 2024 to December 2024	Sharing collateral with a group of companies guaranteed by the ultimate parent company
Joint Stock Commercial Bank for Investment and Development of Viet Nam – Ha Thanh Branch	VND	1,495,421	818,953	From March 2024 to June 2024	Certain shares of an affiliate of the Group held by the ultimate parent company

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

19.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

19.1	Short-term loans from banks (cont’d)

Details of short-term borrowings as at 31 December 2023 and 31 December 2022 are as follows: (cont’d)

Lenders	Ending balance			Maturity date	Description of collateral
	Original Currency	Equivalent to VND million
		2023	2022
Joint Stock Commercial Bank for Investment and Development of Viet Nam – Quang Trung Branch	VND	1,300,000	873,244	From April 2024 to June 2024	Certain shares of an affiliate of the Group held by the ultimate parent company
Joint Stock Commercial Bank for Foreign Trade of Vietnam	VND	–	169,381
Westlake Flooring Company, LLC	USD	824,671	–	May 2024	Vehicles under loan contract
Ho Chi Minh City Development Joint Stock Commercial Bank	VND	2,994,392	147,014	From January 2024 to June 2024	Certain shares of an affiliate of the Group held by the ultimate parent company
TOTAL		21,307,941	6,268,276

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

19.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

19.1	Short-term loans from banks (cont’d)

Details of interest rate during the year of short-term borrowings as at 31 December 2023 and 31 December 2022 are as follows:

Loans and borrowings	Currency	Interest rate applicable (per annum)
		2023	2022
Short-term Loans	VND	From 6.7% to 15%	From 4.8% to 13.9%
Short-term Loans	USD	10.5%	Not applicable
UPAS Letter of Credit	EUR	Not applicable	3.10%
UPAS Letter of Credit	VND	From 10.5% to 14.5%	Not applicable

19.2	Long-term loans from banks

Details of long-term borrowings as at 31 December 2023 and 31 December 2022 are as follows:

Lenders	Ending balance			Maturity date	Collateral
	Original Currency	Equivalent to VND million
		2023	2022
Syndicated loan No.1	USD	13,997,995	15,287,959		(i)
In which: current portion	USD	2,176,904	2,119,385	From March 2024 to September 2030
Syndicated loan No.2	USD	4,473,261	5,563,099		(i)
In which: current portion	USD	4,473,261	1,277,045	From May 2024 to November 2024
Syndicated loan No.3	USD	–	4,714,072
In which: current portion	USD	–	4,714,072
Syndicated loan No.4	USD	2,200,874	2,290,606	From June 2024 to December 2026	(i)
In which: current portion	USD	358,215	176,775

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

19.	Interest-bearing loans and borrowings (CONT’D)

19.2	Long-term loans from banks (cont’d)

Details of long-term borrowings as at 31 December 2023 and 31 December 2022 are as follows: (cont’d)

Lenders	Ending balance			Maturity date	Collateral
	Original Currency	Equivalent to VND million
		2023	2022
Syndicated loan No.5	USD	3,127,891	2,912,643	From November 2024 to November 2029	(i)
In which: current portion	USD	129,791	–
Syndicated loan No.6	USD	5,918,804	5,137,284	From November 2025 to November 2026	(i)
Bank loans	VND	–	57,848
In which: current portion	VND	–	24,000
Loan from others	USD	14,989	–	From January 2024 to October 2026	Unsecured
In which: current portion	USD	5,205	–
TOTAL		29,733,814	35,963,511
In which:
Non-current portion		22,590,438	27,652,234
Current portion		7,143,376	8,311,277

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

19.	Interest-bearing loans and borrowings (CONT’D)

19.2	Long-term loans from banks (cont’d)

(i)	As at 31 December 2023, these long-term loans are secured by:

-	Property, plant and equipment (Note 8), the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;
-	Certain shares of a subsidiary held by the ultimate parent company; and
-	Payment Guarantee from the ultimate parent company and a commercial bank. The payment guarantee from the commercial bank is secured by certain properties held by affiliates.

As of 31 December 2023, the Company’s collateral cover ratio of certain loans was less than the required ratio as specified in the relating documents. In January 2024, the Company has subsequently restored the collateral cover ratio by providing additional collateral assets pursuant to relating documents. At the date of the consolidated financial statements, the Company has completed necessary administrative procedures to register the additional collaterals at relevant authorities.

Subsequently, as of 31 March 2024, the Company’s collateral cover ratio of certain loans was less than the required ratio as specified in the relating documents. In April 2024, the Company has subsequently restored the collateral cover ratio by providing additional collateral assets pursuant to relating documents. At the date of the consolidated financial statements, the Company is in progress of necessary administrative procedures to register the additional collaterals at relevant authorities.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

19.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

19.2	Long-term loans from banks (cont’d)

Details of interest rate of borrowings as follows:

Loans and borrowings	Currency	Interest rate
As at 31 December 2023
Secured loan without swap contract	USD	Floating interest rate, from 4.93% to 9.09% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction date) under swap contracts	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum
As at 31 December 2022
Secured loan	VND	Floating interest rate, determined by the bank every six months, 10% per annum for the whole year
Secured loan without swap contract	USD	Floating interest rate, from 0.91% to 8.07% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction date) under swap contracts	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

19.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

19.3	Bonds

The balance as at 31 December 2023 includes bonds arranged by a third counterparty:

The bonds being due in December 2024 with a total issuance value of VND11,500 billion. The remaining principal balance of the bonds is VND11,444 billion (2022: VND11,386 billion) (net of issuance costs) as at 31 December 2023. These bonds are secured by shares of an affiliate in the Group held by the ultimate parent company and bear interest at the rate ranging from 9% to 9.25% per annum for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Group have received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company.

The bonds being due in May 2025 with a total issuance amount of VND2,000 billion. The remaining principal balance of the bonds is VND1,986 billion (2022: VND1,976 billion) (net of issuance costs) as at 31 December 2023. The bonds are secured by shares of an affiliate held by the ultimate parent company, are guaranteed (irrevocable and unconditional) by the ultimate parent company for entire repayment obligations relating to the bonds and bear interest at the rate of 9.26% per annum for the first year. In the following years, the interest rate is determined by 3.9% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank.

The bonds being due in September 2025 with a total planned amount of VND1,200 billion, of which the Group received a disbursement of VND620 billion. The remaining principal balance of the bonds as at 31 December 2023 is VND614 billion (2022: VND611 billion) (net of issuance costs). The bonds are secured by shares of the ultimate parent company held by VIG and guaranteed by the ultimate parent company. The bonds bear interest at the rate of 10.42% per annum for the first year. In the following years, the interest rate is determined by 5% per annum marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank.

The bonds being due in January 2025 and March 2025 and with a total initial issuance amount of VND5,000 billion. The remaining principal balance of the bonds as of 31 December 2023 is VND4,951.8 billion (net of issuance costs). The bonds are secured by shares of the ultimate parent company held by the Company’s General Director and bear interest at the rate from 14.4% to 14.5% per annum during the bond period.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

19.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

19.4	Convertible debenture

On 29 December 2023, the Company entered into the Yorkville Securities Purchase Agreement pursuant to which the Company issued and sold to Yorkville the Convertible Debenture in the principal amount of VND 1,221,000 million (equivalent to USD 50 million), which is convertible into the Company’s ordinary shares on the terms set forth therein, for a purchase price of VND 1,190,475 million (equivalent to USD 48.75 million). Principal, interest and any other payments due under the Convertible Debenture will be paid in cash on 1 July 2024 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. The Convertible Debenture bears interest at an annual rate of 4%, payable in cash at maturity. The Convertible Debenture provides that at any time on or after the Convertible Debenture is issued and remains outstanding, Yorkville is entitled to convert any portion of the outstanding and unpaid principal amount of the Convertible Debenture, together with any accrued but unpaid interest, into ordinary shares at a Conversion Price of USD10 per share (up to 5,100,000 ordinary shares issuable upon the conversion of the convertible debenture). The Conversion Price will be adjusted from time to time pursuant to the terms and conditions of the Convertible Debenture. If a portion of converted ordinary shares is reduced following requirement by SEC in registrable securities included in a registration statement, the corresponding Conversion Amount will be payable in cash.

The Company, at its option and in its sole discretion, has the right, but not the obligation, to redeem (each, an “Optional Redemption”) early a portion or all amounts outstanding under the Convertible Debenture, provided that the Company provide Yorkville with at least ten scheduled trading days’ prior written notice (each, a “Redemption Notice”) of our desire to exercise an Optional Redemption. Each Redemption Notice will be irrevocable and will specify the date for the Optional Redemption (each, a “Redemption Date”), the outstanding principal of the Convertible Debenture to be redeemed and the Redemption Amount (as defined below) applicable to such principal. With respect to any Redemption Notice, the “Redemption Amount” will be an amount equal to the outstanding principal actually being redeemed by the Company (after giving effect to any conversions with a Conversion Date prior to the relevant Redemption Date) on the relevant Redemption Date, plus the applicable Redemption Premium, plus all accrued and unpaid interest on the principal amount being redeemed by the Company to, but excluding, the relevant Redemption Date. “Redemption Premium” means 5% of the principal amount being redeemed pursuant to an Optional Redemption.

Yorkville may declare the full unpaid principal amount of the Convertible Debenture, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment event. Upon the occurrence and during the continuance of certain specified additional interest event related to breach of Yorkville Registration Rights Agreement, interest will accrue on the outstanding principal balance of the Convertible Debenture at a rate of 8% per annum. Without duplication of the specified additional interest event, upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Convertible Debenture at a rate of 15% per annum.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

19.	INTEREST-BEARING LOANS AND BORROWINGS (CONT’D)

19.4	Convertible debenture (cont’d)

The Group has designated the Convertible Debenture as financial liability through profit or loss due to the certain embedded features that is required to be bifurcated. The Group recorded the Convertible Debenture at the fair value upon issuance, with the change in the fair value being recorded in net gain/loss on financial instruments at fair value through profit or loss on the consolidated statements of profit or loss. Interest expense related to the Convertible Debenture is included in the changes in fair value. The fair value as of December 29, 2023, was based on the cash proceeds at issuance.

20.	SHORT-TERM ACCRUALS

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Financial liabilities
Accruals for the purchase of raw material, machines and equipment, information technology systems and development costs	8,186,016	7,885,194	–	–
Accrued construction costs of factories and infrastructures	917,592	1,561,480	–	–
Accrued selling expenses	576,958	827,978	–	–
Interest accrual	668,000	500,259	–	–
Others	773,940	261,699	129,983	122,355
TOTAL	11,122,506	11,036,610	129,983	122,355

21.	LEASES

Group as a lessee

The Group has lease contracts for various items of lands, showrooms and others used in its operations. Leases of lands generally have lease terms between 21 and 49 years, showrooms and others have lease terms between 2 and 20 years. The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

21.	LEASES (CONT’D)

Group as a lessee (cont’d)

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the years ended 31 December 2023 and 2022:

	Land	Show- rooms and others	Tooling	Vessel	Total
	VND million	VND million	VND million	VND million	VND million
Group

As at 1 January 2023	570,309	3,970,018	–	–	4,540,327
Additions	40,745	1,306,257	–	2,403,721	3,750,723
Depreciation expenses	(14,387)	(810,310)	–	(443,850)	(1,268,547)
Termination	–	(129,166)	–	–	(129,166)
Impairment (i)	(173,006)	(1,269,175)	–	(563,521)	(2,005,702)
Other increase/(decrease)	5,031	77,271	–	–	82,302
As at 31 December 2023	428,692	3,144,895	–	1,396,350	4,969,937

As at 1 January 2022	–	–	–	–	–
Increase from acquisition of subsidiaries	572,949	1,700,892	96,582	–	2,370,423
Additions	–	2,871,917	–	–	2,871,917
Depreciation expenses	(12,645)	(542,656)	–	–	(555,301)
Termination	–	(60,135)	–	–	(60,135)
Other increase/(decrease)	10,005	–	(96,582)	–	(86,577)
As at 31 December 2022	570,309	3,970,018	–	–	4,540,327

(i)	The Group has performed impairment test after reviewing indicators of impairment and based its impairment calculations on most recent budgets, business plan and financial forecast. The recoverable amount of these right-of-use assets as at 31 December 2023 has been determined based on using cash flow projections. In 2023, the Group recorded an impairment loss of VND2,005 billion, which represented the partially write-down of right-of-use assets to the recoverable amount as the generated future economic benefits is expectedly lower than carrying amount of the right-of-use asset. Detail key assumptions have been presented in Note 9.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

21.	LEASES (CONT’D)

Group as a lessee (cont’d)

The Group entered into lease agreements with third parties. These leases generally provide for fixed monthly/quarterly/annually rent. The maturity analysis of lease liabilities is disclosed in Note 26. The carrying amounts and the movements of lease liabilities during the period are as follows:

	Group
	2023	2022
	VND million	VND million
As at 1 January	4,025,234	–
Increase from acquisition of subsidiaries	–	1,673,647
Additions	3,750,724	2,829,276
Interest expenses	545,152	222,591
Payment	(1,513,796)	(638,235)
Revaluation of lease liability	217,363	–
Termination	(121,286)	(62,045)
Others	(54,240)	–
As at 31 December	6,849,151	4,025,234
In which:
Current	1,520,305	768,883
Non-current	5,328,846	3,256,351

The following are the amount recognized in the consolidated statements of profit or loss:

	2023	2022
	VND million	VND million
Depreciation expense of right-of-use assets	(1,268,547)	(555,301)
Gain from termination contract	–	1,910
Interest expense on lease liabilities	(545,152)	(222,591)
Total amounts recognized in profit or loss	(1,813,699)	(775,982)

The Group had total cash outflows for leases of VND1,514 billion (2022: VND638 billion) in 2023. The Group also had non-cash additions to right-of-use assets of VND3,751 billion (2022: VND2,872 billion) and lease liabilities of VND3,751 billion (2022: VND2,829 billion) in 2023.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

21.	LEASES (CONT’D)

Group as a lessor

The Group, as lessor, lets out batteries of EV and e-scooter under operating lease and finance lease agreements. The leases have terms of between 2 years and 10 years.

The future minimum rental receivables under finance lease agreements are as follows:

	Group
	2023	2022
	VND million	VND million
Less than 1 year	124,503	18,677
From 1 to 2 years	124,503	18,677
From 2 to 3 years	124,503	18,677
From 3 to 4 years	124,503	18,677
From 4 to 5 years	124,503	18,677
More than 5 years	355,434	53,383
TOTAL	977,949	146,768

Net investment in leases, which is the sum of the present value of the future contractual lease payments, is presented on the consolidated statements of financial position as a component of prepaid expenses and other current assets for the current portion and as other assets for the non-current portion. Lease receivables relating to finance leases are presented on the consolidated statements of financial position as follows:

	Group
	2023	2022
	VND million	VND million
Gross investment in the lease (*)	1,044,432	149,417
Received cash	(66,483)	(2,649)
Total future minimum rental receivables	977,949	146,768
Unearned interest income	(338,701)	(59,258)
Net Investment in the Lease	639,248	87,510
In which:
Current assets	56,219	5,448
Non-current assets	583,029	82,062

(*)	Included within the gross investment in the lease are undiscounted future lease payment under finance lease arrangements as at lease commencement date.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

21.	LEASES (CONT’D)

Selling loss recognized at lease commencement date of finance lease agreements

	Group
	2023	2022
	VND million	VND million
Revenue from finance lease agreement	633,990	88,410
Cost of sale	(804,280)	(75,891)
Selling loss recognised at lease commencement date	(170,290)	12,519
Lease income relating to variable lease payments not included in the measurement of the net investment in lease	9,093	37,663

The future minimum rental receivables under operating lease agreements are as follows:

	Group
	2023	2022
	VND million	VND million
Less than 1 year	150,491	92,632
From 1 to 2 years	150,491	92,632
From 2 to 3 years	150,491	92,632
From 3 to 4 years	150,491	92,632
From 4 to 5 years	150,491	92,632
More than 5 years	598,824	367,748
TOTAL	1,351,279	830,908

Lease income in operating lease

	Group
	2023	2022
	VND million	VND million
Lease income relating to lease payments	225,688	26,387
Lease income relating to variable lease payments not included in the measurement of the lease receivable	62,683	14,065

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

22.	ASSETS HELD FOR SALE

	Group
	2023	2022
	VND million	VND million
Carrying value of assets held for sale
Assets of Lang Lang Proving Ground	–	360,893
TOTAL	–	360,893

In accordance with the Director's Resolution dated 6 September 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. As of 31 December 2022, the Group identified a potential customer and was in the process of negotiation to finalize a sale agreement. However, the transaction was not completed by the end of 2023 given the Group’s non-agreement to continuously extend the due diligence period as required by the potential customer, the Group reclassified the Lang Lang Proving Ground from assets held for sale to property, plant and equipment as of 31 December 2023.

23.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as at 31 December 2023 was VND13,198 billion (2022: VND18,499 billion).

Commitments related to the minimum purchase commitment

The Group signed the contracts with certain suppliers to agree the minimum purchase volume in which the Group committed and promised that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from the Group. If the specified minimum quantities are not reached, the Group is relieved from the obligation when the necessary waivers are obtained.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

23.	COMMITMENTS AND CONTINGENCIES (CONT’D)

Contingent liabilities related to contract termination penalty

The Group have estimated contract indemnification costs with suppliers related to production of internal combustion engine vehicles, engineering change part, EV cars and E-scooters that have been stop producing or reduce in production. As at 31 December 2023, the Group was still in negotiation process with relevant suppliers to finalize the compensation amount.

Legal proceedings

Class action

On 12 April 2024, a putative shareholder filed a class action lawsuit against the Company, former and current CEO, former and current CFO, and members of the Company’s Board (collectively, the “Class Action Defendants”). Plaintiffs allege that the Class Action Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing. The Plaintiffs allege that the Class Action Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, as well as Sections 11 and 15 of the Securities Act, and seek damages and other relief. Currently, the results of litigation and claims and likelihood of any material adverse impact on consolidated results of operations, cash flows or financial position cannot be predicted with certainty.

Patent infringement

Complaints were filed against the Company and its subsidiaries in April 2024 with the U.S. District Court for the Central District of California and the United States International Trade Commission (the “IP Complaints”). The IP Complaints allege that the Company and certain of subsidiaries develop, manufacture and import certain products in a manner that allegedly infringes on patents held by a third-party, and that the Group incorporate such products into vehicles. Currently, the results of litigation and claims and likelihood of any material adverse impact on consolidated results of operations, cash flows or financial position cannot be predicted with certainty.

Other commitments

Under the agreement signed between VinFast Vietnam and World Triathlon Corporation, VinFast Vietnam is the Event Title Partner of Ironman World Championship event series. The Group has committed to paying the annual fees with total remaining amount of VND208 billion until the end of 2025.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.	FINANCIAL INSTRUMENTS

Set out below, is an overview of financial assets and liabilities held by the Group:

24.1	Financial assets

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Debt instruments at amortized cost	10,085,863	7,986,041	8,117,333	3,040,344
Other non-current assets (Note 10)	1,347,446	237,087	–	–
Non-current net investment in the lease (Note 21)	583,029	82,062	–	–
Long-term amount due from related parties (Note 28.3)	47,443	44,533	2,648,800	2,575,100
Long-term trade receivables (Note 13.2)	110,312	–	–	–
Cash and cash equivalents (Note 15)	4,002,272	4,271,442	2,665,198	323,739
Short-term amount due from related parties (Note 28.3) (*)	3,080,326	1,880,127	2,803,335	141,505
Other receivables (Note 14)	390,185	808,518	–	–
Short-term trade receivables (Note 13.1)	464,526	652,922	–	–
Current net investment in the lease (Note 21)	56,219	5,448	–	–
Short-term investments	4,105	3,902	–	–

Financial assets at fair value through profit or loss	614,134	1,229,050	–	–
Cross-currency interest rate swaps (Note 24.3)	614,134	1,229,050	–	–
	10,699,997	9,215,091	8,117,333	3,040,344

In which:
Total current	8,545,643	8,155,077	5,468,533	465,244
Total non-current	2,154,354	1,060,014	2,648,800	2,575,100

(*)	Excluded from the Group's short-term amount due from related parties are advances for purchase of vouchers amounting to Nil (2022: VND 91,944 million) and other advances amounting to VND 337 million (2022: VND 6,026 million) which are expected to not be settled in cash.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.	FINANCIAL INSTRUMENTS (CONT’D)

24.2	Financial liabilities

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Financial liabilities at amortized cost	167,311,872	127,903,976	57,318,895	55,345,059
Long-term interest-bearing loans and borrowings (Note 19)	30,170,149	41,624,960	5,946,887	5,137,284
Long-term amount due to related parties (Note 28.3)	18,151,355	21,918,710	–	–
Long-term accruals	123,867	16,007	–	–
Long-term lease liabilities (Note 21)	5,328,846	3,256,351	–	–
Other non-current liabilities (Note 16.2)	131,595	–	–	–
Short-term interest-bearing loans and borrowings (Note 19)	39,894,782	14,579,553	–	–
Trade payables	11,063,663	16,636,820	–	–
Short-term amount due to related parties (Note 28.3)	42,943,266	17,324,352	51,242,025	50,085,420
Short-term accruals (Note 20)	11,122,506	11,036,610	129,983	122,355
Short-term lease liabilities (Note 21)	1,520,305	768,883	–	–
Other current liabilities (Note 16.1)	6,861,538	741,730	–	–

Financial liabilities at fair value through profit or loss	19,585,595	15,180,723	1,327,532	–
Financial liability in respect of DPS2 (Note 25)	18,258,063	15,180,723	–	–
Warrant liability (Note 25)	137,057	–	137,057	–
Convertible debenture (Note 19)	1,190,475	–	1,190,475	–
	186,897,467	143,084,699	58,646,427	55,345,059

In which:
Total current	132,854,598	61,087,948	52,562,483	50,207,775
Total non-current	54,042,869	81,996,751	6,083,944	5,137,284

(*)	Excluded from the Group's short-term amount due to related parties are payables to Vingroup JSC for other payables amounting to VND 1,305 million (2022: Nil), Vinhomes JSC other payables amounting to VND 1,379,251 million (2022: Nil) and other related parties amounting to VND 14,221 million (2022: VND 965 million) which are expected to not be settled in cash.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.	FINANCIAL INSTRUMENTS (CONT’D)

24.3	Fair value hierarchy

A.	Fair value of financial instruments that are carried at fair value:

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million
As at 31 December 2023
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	–	–	614,134	614,134

In which:
Non-current portion	–	–	66,124	66,124
Current portion	–	–	548,010	548,010

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Convertible debenture	–	–	1,190,475	1,190,475
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 25)	–	–	18,258,063	18,258,063
- Warrant liability (Note 25)	137,057	–	–	137,057
	137,057	–	19,448,538	19,585,595

In which:
Non-current portion	137,057	–	–	137,057
Current portion	–	–	19,448,538	19,448,538

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.	FINANCIAL INSTRUMENTS (CONT’D)

24.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows: (cont’d)

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million
As at 31 December 2022
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	–	–	1,229,050	1,229,050

In which:
Non-current portion	–	–	696,332	696,332
Current portion	–	–	532,718	532,718

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 25)	–	–	15,180,723	15,180,723

In which:
Non-current portion	–	–	15,180,723	15,180,723

(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended 31 December 2023 and 31 December 2022.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.	FINANCIAL INSTRUMENTS (CONT’D)

24.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow:

	31 December 2022	Net change in unrealized fair value recognized in consolidated statements of profit or loss	Reclassification	31 December 2023
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	1,229,050	(614,916)	–	614,134

In which:
Non-current portion	696,332	(630,208)	–	66,124
Current portion	532,718	15,292	–	548,010

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 25)	15,180,723	3,077,340	–	18,258,063

In which:
Non-current portion	15,180,723	3,077,340	(18,258,063)	–
Current portion	–	–	18,258,063	18,258,063

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.	FINANCIAL INSTRUMENTS (CONT’D)

24.3	Fair value hierarchy (cont’d)

A.	Fair value of financial instruments that are carried at fair value: (cont’d)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow: (cont’d)

	31 December 2021	Increase due to business combination	Initial recognition	Net change in unrealized fair value recognized in consolidated statements of profit or loss	31 December 2022
	VND million	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	–	5,291	–	1,223,759	1,229,050

In which:
Non-current portion	–	5,291	–	691,041	696,332
Current portion	–	–	–	532,718	532,718

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities at fair value through profit or loss in respect of DPS2 (Note 25)	–	–	13,995,359	1,185,364	15,180,723
- Derivative liabilities – cross-currency interest rate swaps contracts (i)	–	2,003,184	–	(2,003,184)	–

In which:
Non-current portion	–	891,711	13,995,359	293,653	15,180,723
Current portion	–	1,111,473	–	(1,111,473)	–

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.          FINANCIAL INSTRUMENTS (CONT’D)

24.3       Fair value hierarchy (cont’d)

A.            Fair value of financial instruments that are carried at fair value (cont’d)

(i)	The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will respectively receive 6-month LIBOR plus margin 0.75% for the loan No.1, 3-month LIBOR plus margin 3.35% for the loan No.2, 3-month LIBOR plus margin of 3.5% for the loan No.3 interest based on the outstanding USD notional amount every interest payment date, and in turn will pay fixed interest of 4.10%, 6.37%, and 9.15% for the such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate of 23,695, 23,205, and 23,048 respectively for such loans at inception of the CCIRS for receiving notional amount in USD with the financial institutions and pay the notional amount in USD to the facility agent. The CCIRS contract of the loan No.3 was expired in April 2023. The outstanding notional amounts of the Group’s derivative instruments were maximum equal to the carrying value of syndicated loans No. 1 and No. 2 as disclosed in Note 19.2.

As at 31 December 2023, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND614 billion (2022: VND1,229 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for 2023 was recorded as net gain on financial instruments at fair value through profit or loss in the consolidated statement of operations.

In the second quarter of 2023, certain CCIRS contracts were modified to replace the LIBOR rate with the Term Secured Overnight Financing Rate (“Term SOFR”). The Company elected to apply the optional expedient (with the required criteria met) to the modification of CCIRS contracts and accordingly, did not remeasure at the modification date.

B.	Fair value of financial instruments by classes that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value

The financial assets and liabilities by classes whose carrying amounts are not carried at fair value and reasonably approximate fair value are as follows:

Trade receivables (Note 13), amount due from/to related parties (Note 28), short-term investments, other receivables (Note 14), other non-current assets (Note 10); trade payables; loans and borrowings (Note 19); other liabilities (Note 16); accruals (Note 20) and lease liabilities (Note 21).

The carrying amount of these financial assets and liabilities are reasonable approximation of fair values, either due to their short-term nature or that they are floating rate instruments that are re-priced to market interest rates on or near the reporting date, or they are fixed rate instruments that approximate market interest rates on the reporting date.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.         FINANCIAL INSTRUMENTS (CONT’D)

24.4       Valuation processes

For recurring and non-recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period.

The Group’s fair value methodology and the governance over its models includes a number of controls and other procedures to ensure appropriate safeguards are in place to ensure its quality and adequacy. The responsibility of ongoing measurement resides with the business divisions. Once submitted, fair value estimates are also reviewed and challenged by the management.

The valuers validate fair value estimates by:

►	Benchmarking prices against observable market prices or other independent sources;

►	Re-performing model calculations; and

►	Evaluating and validating input parameters.

Management also challenges the model calibration on at least an annual basis or when significant events in the relevant markets occur. Management is responsible for ensuring that the final reported fair value figures are in compliance with FRS and proposes adjustments when needed. When relying on third-party sources (e.g., broker quotes, or other micro or macro-economic inputs), management is also responsible for:

►	Verifying and challenging the approved list of providers; and

►	Understanding the valuation methodologies and sources of inputs and verifying their suitability for FRS reporting requirements.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.          FINANCIAL INSTRUMENTS (CONT’D)

24.4       Valuation processes (cont’d)

Valuation techniques and specific considerations for Level 3 inputs are further explained below.

Valuation methods and assumptions

The significant unobservable inputs used in the fair value measurements categorized within level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at 31 December 2023 and 31 December 2022 is shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)	Sensitivity of the input to fair value
CCIRS contract of the loan No.1	Discounted cash flow (“DCF”)	31 December 2022	Interpolated LIBOR for subsequent years	4.41 – 4.96	An increase/(decrease) in the LIBOR interest rate would result in increase/(decrease) in fair value
		31 December 2023	Interpolated SOFR for subsequent years	4.70 – 5.54	An increase/(decrease) in the SOFR interest rate would result in increase/(decrease) in fair value
CCIRS contract of the loan No.2	DCF	31 December 2022	Interpolated LIBOR for subsequent years	4.54 – 4.97	An increase/(decrease) in the LIBOR interest rate would result in (decrease)/increase in fair value
		31 December 2023	Interpolated SOFR for subsequent years	4.98 – 5.57	An increase/(decrease) in the SOFR interest rate would result in (decrease)/increase in fair value
CCIRS contract of the loan No.3	DCF	31 December 2022	Interpolated LIBOR for subsequent years	4.86 – 4.89	An increase/(decrease) in the LIBOR interest rate would result in (decrease)/increase in fair value
		31 December 2023	Interpolated SOFR for subsequent years	Expired in April 2023
Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	31 December 2022	Credit spread of the Company	12.46	(ii)
Probability of expected events & expected exercise date

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

24.          FINANCIAL INSTRUMENTS (CONT’D)

24.4       Valuation processes (cont’d)

Valuation methods and assumptions (cont’d)

The significant unobservable inputs used in the fair value measurements categorized within level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at 31 December 2023 and 31 December 2022 is shown below: (cont’d)

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)	Sensitivity of the input to fair value
Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	31 December 2022	Fair value of the ordinary shares ($)	3.31	(i)
			Dividend yield ($)	0	(ii)
			Volatility	85 – 88	(ii)
Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and Available Market Price (AMP)	31 December 2023	Credit spread of the Company	12.46	(ii)
			Probability of expected events & expected exercise date
			Dividend yield ($)	0	(ii)
			Volatility	66.6	(ii)

(i)	The fair value of ordinary shares as of December 31, 2022 was estimated based on the DCF method. Because there has been no public market for ordinary shares, the Company with the assistance of an independent third-party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in industry.

The fair value of the ordinary shares as of 31 December 2023 of $8.37 is determined as the market price of AMP ordinary shares as at the valuation date with the assistance of an independent third party valuer. An increase/decrease in the estimated fair value of ordinary shares would result in an increase/decrease in fair value of the Financial liabilities in respect of DPS2.

(ii)	The risk-free rates are estimated based on the curve of USD SOFR rates, swap rates, future rates as at the valuation date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies mirroring the remaining time to respective conversion or maturity date of the EB.

Lattice model is applied to back-solve the implied credit spread of the Company at First closing date. An increase/decrease in the credit spread of the Company would result in a decrease/increase in fair value of the Financial liabilities in respect of DPS2.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

25.          WARRANT INSTRUMENTS AND DIVIDEND PREFERENCE SHARES

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Warrant liabilities (i)	137,057	–	137,057	–
Financial liability in respect of DPS2 (ii)	18,258,063	15,180,723	–	–
TOTAL	18,395,120	15,180,723	137,057	–

(i)	Warrant liabilities

As a result from the Business Combination Agreement with Black Spade (Note 1), there were 14,829,989 warrants outstanding as of 14 August 2023. The fair value of warrant liability would be revaluated at the exercised date or at the end of each reporting period, based on the trading price of warrants on the market, with the change in fair value being recorded as a gain/loss in the consolidated statements of profit or loss. The fair value of the warrant liability would continue to be classified as a liability until the warrants are exercised or expired or an amendment of the warrant agreement renders these warrants to be no longer classified as a liability. Details of warrants exercised during the year as belows:

Exercised date	Number of warrants exercised	Exercised warrant’s fair value (USD)	Value of warrants exercised (VND million)
11 September 2023	8,952,668	5.22	1,132,105
12 September 2023	1,548,597	5.79	217,524
13 September 2023	301,203	5.725	41,937
14 September 2023	79,164	5.49	10,598
15 September 2023	243,403	6.05	35,968
18 September 2023	32,246	5.83	4,611
19 September 2023	306,104	6.4	48,085
20 September 2023	45,601	5.95	6,643
Total	11,508,986		1,497,471

As of 31 December 2023, there were 3,321,002 warrants outstanding which carry an exercise price of USD 11.5 per warrant, with a fair value of VND 41,270 (equivalent to USD1.69) per warrant, amounting to a liability of VND 137,057 million. These warrants will expire five years after the completion of a Business Combination with Black Spade or earlier upon redemption or liquidation.

As of the reporting date, warrant liabilities are classified as non-current liabilities per current accounting standards. However, amendments to FRS 1: Classification of Liabilities as Current or Non-current, effective 1 January 2024, may require their classification as current liabilities. The Group does not expect this change to materially affect the financial statements upon adoption.

If reclassification occurs, it will reflect the nature and settlement timing of the warrant liabilities, as per the amendments to FRS 1. The Group will disclose any changes in classification, including the reasons and impact on the financial position and performance, in the adoption period.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

25.          WARRANT INSTRUMENTS AND DIVIDEND PREFERENCE SHARES (CONT’D)

(ii)	Financial liability in respect of DPS2

On 29 April 2022 and 4 June 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the “EB”. Investors of the EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events, including, amongst others, a change of control of the Company, certain qualifying liquidity events occurring or failing to occur on or prior to 25 September 2023, in respect of the Company. The amount payable upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the investors an agreed minimum internal rate of return.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which investors of the EB have the rights to exchange their EB upon the completion of an initial public offering of the Company, for a specified number of ordinary shares in the Company at the exchange rate determined at the time of exchange. Pursuant to the Deed Poll, the Company is required to file a registration statement, at the Company’s sole cost and expense, registering the resale of exchange shares upon conversion of the EB. On 29 February 2024, a Supplemental Deed Poll was signed to extend the filing deadline of such registration statement to 31 March 2024, after receiving the approval from EB investors. On 28 March 2024, a Supplemental Deed Poll was signed to extend the filing deadline of such registration statement to 31 May 2024, after receiving the approval from EB investors.

Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of the EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of Dividend Preferred Shares (“DPS2”).

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. The DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2.

In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

The above series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle, collectively, the ‘Financial liabilities in respect of DPS2’ and is measured at fair value through profit or loss in the consolidated statements of the Group.

As at 31 December 2023, the fair value of the Financial liabilities in respect of DPS2 was VND18,258 billion (2022: VND15,181 billion). Change in fair value of the Financial liabilities in respect of DPS2 was recorded as loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

25.          WARRANT INSTRUMENTS AND DIVIDEND PREFERENCE SHARES (CONT’D)

(ii)	Financial liability in respect of DPS2 (cont’d)

On 12 April 2024, Vingroup JSC entered into a deed of amendment and supplement in respect of the Exchangeable Bonds (the “Extension Deed of Amendment”) pursuant to a unanimous written resolution of the EB Investors. The amendments and partial redemption of 50% of the Exchangeable Bonds held by each EB Investor contemplated in the Extension Deed of Amendment will take effect upon the satisfaction of various conditions precedent, which is anticipated to occur on or before 17 May 2024.

26.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s financial liabilities, other than derivatives, comprise trade payables, other liabilities, accruals, loans and borrowings and lease liabilities. The main purpose of these financial liabilities is to finance the Group’s operations. The Group also has various financial assets such as trade receivables, other assets, amount due from related parties, and other financial assets, cash and short-term bank deposits and other financial assets which arise directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss and term deposits.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant.

The following assumptions have been made in calculating the sensitivity analysis:

►	The consolidated statements of financial position sensitivity relate to derivatives and other financial assets at fair value through profit or loss; and/or

►	The sensitivity of the relevant consolidated statements of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on 31 December 2023 and 31 December 2022.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

26.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Market risk (cont’d))

The following table demonstrates the sensitivity to a reasonably possible change in interest rates expected over the current financial year. With all other variables held constant, the Group’s profit before tax and its equity is affected through the impact on floating rate borrowings as follows:

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates expected over the current financial year. With all other variables held constant, the Group’s profit before tax and its equity is affected through the impact on floating rate borrowings as follows:

	Increase/(decrease) in basis points		Effect on loss before tax
	2023	2022	2023	2022
			VND million	VND million
VND	123	141	(166,067)	(7,056)
VND	(123)	(141)	166,067	7,056

USD	84	231	(80,940)	(54,918)
USD	(84)	(231)	80,940	54,918

The assumed movement in basis points for interest rate sensitivity analysis is based on the currently observable market environment.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenue or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rates swap and forward foreign exchange for loan contracts.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate with respect to VND expected over the following financial year using historical trends, with all other variables held constant, of the Group’s profit before tax and its equity (due to changes in the fair value of monetary assets and liabilities).

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

26.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Market risk (cont’d))

Foreign currency sensitivity (cont’d)

	Change in foreign exchange rate		Effect on profit before tax
	2023	2022	2023	2022
			VND million	VND million
USD	+5%	+10%	(1,016,968)	(1,778,522)
USD	-5%	-10%	1,016,968	1,778,522

EUR	+9%	+14%	(191,311)	(565,781)
EUR	-9%	-14%	191,311	565,781

GBP	+11%	+16%	(95,807)	(149,908)
GBP	-11%	-16%	95,807	149,908

Commodities price risk

The Group is affected by the volatility of certain commodities that are used for its manufacturing of automotive and other goods. The Group manages its commodity price risk by keeping close watch on relevant information and situation of commodity market in order to properly manage timing of purchases, construction plans and inventories level. The Group does not employ any derivative financial instruments to hedge its commodity price risk.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or a customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and lending to related parties.

Counterparty credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to counterparty credit risk management. Credit quality of a counterparty is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding counterparty receivables and contract assets are regularly monitored and any shipments to major counterparties are generally covered by letters of credit or other forms of credit insurance obtained from reputable banks and other financial institutions.

An impairment analysis is performed at each reporting date to measure expected credit losses. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets as disclosed in the following notes:

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

26.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Credit risk (cont’d)

Trade receivables from sale of automobile (Note 13)

Customer credit risk is managed when the Group generally requires the customers to make deposits for purchasing automobile. The Group manages this credit risk by regularly monitoring the collection progress from these customers and assesses if there is any impairment on the outstanding balance, which as at 31 December 2023 and 31 December 2022 is immaterial.

Short-term prepayments and other receivables (Note 14)

Other credit risk also arises from receivables from corporate customers and individuals. The Group manages this credit risk by regularly monitoring the collection progress from these customers and assesses if there is any impairment on the outstanding balance, which as at 31 December 2023 and 31 December 2022 is immaterial.

Short-term investments and amount due from related parties (Note 28)

Customer credit risk also arises from amount due from related parties (Note 28). Certain loans are not secured or secured by the securities. The Group manages this credit risk by regularly monitoring the collection progress from these counterparties and assesses if there is any impairment on the outstanding balance, which as at 31 December 2022 and 31 December 2023 is immaterial.

Deposits with banks

Credit risk from balances with banks is managed by Group’s treasury in accordance with the Group’s policy, which is to place deposits with reputable banks and financial institutions.

Allowance for Expected Credit Losses

The loss allowance recognized in the year is impacted by a variety of factors, as described below:

►	Additional allowances for new financial instruments recognized during the year, as well as releases for financial assets derecognized in the year;

►	Impact on the measurement of ECL due to changes in PDs, LGDs and EADs in the year, arising from regular refreshing of inputs to models;

►	Impact on the measurement of ECL due to changes in LGDs arising from the effect of pledging of own shares and properties by various debtors to fulfil the collateral requirements of the lending contracts; and

►	Impacts on the measurement of ECL due to changes made to models and assumptions.

For the years ended 31 December 2023 and 2022, the allowance for Expected Credit Loss for the Group and the Company respectively is immaterial.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

26.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Liquidity risk (cont’d)

The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

The table below summarizes the maturity profile of the Group and the Company’s financial liabilities as at 31 December 2023 based on contractual undiscounted payments.

		Less than	1 to 5	Over
	On demand	1 year	years	5 years	Total
	VND million	VND million	VND million	VND million	VND million
Group

As at 31 December 2023
Financial liability in respect of EB/DPS	–	19,012,000	–	–	19,012,000
Convertible debenture	–	1,190,475	–	–	1,190,475
Interest-bearing loans and borrowings	–	46,594,444	28,557,999	6,349,137	81,501,580
Trade payables	11,063,663	–	–	–	11,063,663
Accruals	10,454,506	–	123,867	–	10,578,373
Lease liabilities	–	1,611,095	5,992,884	2,711,211	10,315,190
Amount due to related parties	5,024,163	42,604,909	6,298,872	138,749,438	192,677,382
Others	6,056,018	–	–	–	6,056,018
	32,598,350	111,012,923	40,973,622	147,809,786	332,394,681

Company

As at 31 December 2023
Interest-bearing loans and borrowings	–	284,598	6,199,612	–	6,484,210
Convertible debenture	–	1,190,475	–	–	1,190,475
Accruals	129,983	–	–	–	129,983
Amount due to related parties	–	51,242,025	–	–	51,242,025
	129,983	52,717,098	6,199,612	–	59,046,693

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

26.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Liquidity risk (cont’d)

The table below summarizes the maturity profile of the Group and the Company’s financial liabilities as at 31 December 2022 based on contractual undiscounted payments. (cont’d)

		Less than	1 to 5	Over
	On demand	1 year	years	5 years	Total
	VND million	VND million	VND million	VND million	VND million
Group

As at 31 December 2022
Financial liability in respect of EB/DPS	–	–	18,455,360	–	18,455,360
Interest-bearing loans and borrowings	–	15,534,645	43,096,342	7,060,981	65,691,968
Trade payables	16,636,820	–	–	–	16,636,820
Accruals	10,536,351	–	16,007	–	10,552,358
Lease liabilities	–	811,630	3,279,402	2,086,970	6,178,002
Amount due to related parties	16,128,335	1,256,491	11,314,114	140,088,100	168,787,040
Others	110,666	–	–	–	110,666
	43,412,172	17,602,766	76,161,225	149,236,051	286,412,214

Company

As at 31 December 2022
Interest-bearing loans and borrowings	–	284,598	6,484,210	–	6,768,808
Accruals	122,355	–	–	–	122,355
Amount due to related parties	–	50,089,020	–	–	50,089,020
	122,355	50,373,618	6,484,210	–	56,980,183

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

26.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust payment to shareholders. In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. The Group monitors financial covenant ratios by reference to the Group’s financial information and Vingroup’s consolidated financial information, as specified in each loan agreement. Breaches in meeting the financial covenants would permit the bank to immediately call loans and borrowings. During the current period, the Group did not breach any of its loan covenants, nor did it default on any of its obligations under its loan agreements.

The Group primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes. Since the Group inception, the Group have financed its operations primarily though debt and equity financing activities, including support from its parent company, Vingroup, and its Chairman, Mr. Pham Nhat Vuong in the form of borrowings, corporate loan guarantees, grant and capital contributions.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

26.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Changes in liabilities arising from financing activities

	1 January	Cash		Foreign			31 December
	2023	Inflows	Cash outflows	exchange	New lease	Others (*)	2023
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Group

Year ended 31 December 2023
Borrowings from external parties, business cooperation contract and convertible debenture	56,204,513	40,170,545	(21,077,411)	707,050	–	(4,749,291)	71,255,406
Borrowings from related parties	8,267,265	61,144,538	(29,645,529)	–	–	46,718	39,812,992
Lease liabilities	4,025,234	–	(1,513,796)	–	3,742,844	594,869	6,849,151
EB/DPS and warrant liabilities	15,180,723	–	–	–	–	3,214,397	18,395,120
Interest payable	597,260	–	(7,134,461)	–	–	9,334,395	2,797,194
	84,274,995	101,315,083	(59,371,197)	707,050	3,742,844	8,441,088	139,109,863

	1 January	Cash		Foreign			31 December
	2022	inflows	Cash outflows	exchange	New lease	Others (*)	2022
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Group

Year ended 31 December 2022
Interest-bearing loans and borrowings	–	26,294,299	(18,735,232)	884,422	–	47,761,024	56,204,513
Borrowings from related parties	–	47,370,445	(22,901,903)	–	–	(16,201,277)	8,267,265
Lease liabilities	–	–	(638,235)	–	2,829,276	1,834,193	4,025,234
EB/DPS and warrant liabilities	–	13,995,359	–	–	–	1,185,364	15,180,723
Interest payable	–	–	(4,084,470)	(3,877)	–	4,685,607	597,260
	–	87,660,103	(46,359,840)	880,545	2,829,276	39,264,911	84,274,995

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

26.          FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Changes in liabilities arising from financing activities

	1 January	Cash		Foreign			31 December
	2022	Inflows	Cash outflows	exchange	New lease	Others (*)	2022
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Company

Year ended 31 December 2023
Interest-bearing loans and borrowings	5,137,284	209,902	–	–	–	599,701	5,946,887
	5,137,284	209,902	–	–	–	599,701	5,946,887

	1 January	Cash		Foreign			31 December
	2022	inflows	Cash outflows	exchange	New lease	Others (*)	2022
	VND million	VND million	VND million	VND million	VND million	VND million	VND million
Company

Year ended 31 December 2022
Interest-bearing loans and borrowings	–	5,146,693	–	–	–	(9,409)	5,137,284
	–	5,146,693	–	–	–	(9,409)	5,137,284

(*)	This includes the effect of business combination, reclassification of non-current portion of interest-bearing loans and borrowings, the effect of accrued but not yet paid interest on interest-bearing loans and borrowings, the effect of lease liabilities (except for additions and payment) and amortisation of issuance cost into the consolidated statement of profit or loss.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

27.          SHARE CAPITAL, OTHER RESERVES AND LOSS PER SHARE

	Group
	2023		2022
	No. of shares	VND million	No. of shares	VND million
			(Restated *)
Issued and fully paid ordinary shares
At 1 January	2,299,999,998	871,021	2,298,963,211	553,892
Shares issued during the year	21,363,466	4,759,081	1,036,787	317,129
Share based compensation to service providers	32,463	6,020	–	–
Acquisition of BSAQ	5,533,900	1,376,337	–	–
Commitment shares issued under Standby Equity Subscription Agreement	800,000	118,828	–	–
Warrants exercised and additional paid to convert into capital	10,058,671	2,897,920	–	–
At 31 December	2,337,788,498	10,029,207	2,299,999,998	871,021

(*)	In January 2022, the Company effected a 100-for-one split of ordinary shares. On 1 August 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share split and the share consolidation.

As at 31 December 2023, there were 2,337,788,498 ordinary shares of the Company issued and outstanding. The Company’s ordinary shares have no par value as there is no such concept under Singapore law. The issue of ordinary shares is disclosed in the consolidated and stand-alone statements of change in equity.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

27.          SHARE CAPITAL, OTHER RESERVES AND LOSS PER SHARE (CONT’D)

Loss per share

Basic loss per share and diluted loss per share have been calculated for the years ended 31 December 2023 and 2022. Details are as below:

	Group
	2023	2022
	VND million	VND million
Net loss attributable to parent	(79,374,909)	(36,415,385)

Net loss attributable to parent adjusted for the effect of dilution	(79,374,909)	(36,415,385)

Weighted average number of ordinary shares for basic earnings per share	2,310,823,009	2,299,008,659

Weighted average number of ordinary shares adjusted for the effect of dilution	2,310,823,009	2,299,008,659

	VND	VND
Basic loss per share	(34,349)	(15,840)
Diluted loss per share	(34,349)	(15,840)

For the year ended 31 December 2023, the Company had potential ordinary shares, including unvested shares, convertibles notes, warrants and debenture note which could potentially dilute basic loss per share in the future but were not included in the calculation of diluted loss per share because of they are anti-dilutive for the current year.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

27.          SHARE CAPITAL, OTHER RESERVES AND LOSS PER SHARE (CONT’D)

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Other reserves
Commitment shares issued under Standby Equity Subscription Agreement (Note 1)	(6,528)	–	(6,528)	–
Deemed contribution through awards granted by shareholders to the Company’s employees and others (*)	475,600	–	–	–
Deemed contribution from owners through donation (**)	20,647,786	–	–	–
Capital contribution reserve	5,095,914	5,095,914	–	–
Acquisition of VinFast Vietnam (***)	(56,978,175)	(56,978,175)	–	–
TOTAL	(30,765,403)	(51,882,261)	(6,528)	–

(*)	This represents the compensation cost related to the equity grant of Vingroup JSC awards to employees of the Company of Vingroup’s shares and the compensation for cash-settled transactions granted by VIG, a shareholder, to employees and non-employees of the Company within the period.

(**)	This represents financial supports in form of cash injected into the Group from the General Director of the Company and Asian Star Trading & Investment Pte. Ltd., a shareholder of the Company, being recognized in the consolidated statements of changes in equity. Please refer to Note 28.2 “Capital Funding Agreement” for details.

(***)	In 2022, Vingroup JSC, the parent company of VinFast Auto and VinFast Vietnam executed reorganization transactions (“the Reorganization”) to bring together subsidiaries operating in automotive manufacturing and related businesses into one group. Following the Reorganization, the Company became the direct holding company of VinFast Vietnam.

Since both VinFast Auto and VinFast Vietnam are under common control entities of Vingroup JSC immediately before and after the Reorganization, the transaction was accounted for as a reorganization transaction of entities under common control whereby the Company became the holding company of VinFast Vietnam and its subsidiaries. Any difference between the consideration transferred by the Company and the acquired net assets of VinFast Vietnam was recognized as other reserves

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.          TRANSACTIONS WITH RELATED PARTIES

28.1	Investments in subsidiaries

	Company
	2023	2022
	VND million	VND million
Shares, at cost
At the beginning of the year	52,924,417	–
Acquisition of VinFast Trading and Production JSC	–	50,452,417
Capital contribution to VinFast OEM US Holding, Inc.	–	2,472,000
Return of capital arising from merger of VinFast OEM US Holding, Inc. into Vingroup USA, LLC	(2,472,000)	–
Acquisition of Vingroup USA, LLC which was previously a indirect subsidiary	5,507,222	–
Capital contribution to PT VinFast Automobile Indonesia	13,082	–
Capital contribution to VinFast India Ltd.	102	–
Capital contribution to VinFast Auto (Thailand) Co., Ltd.	75,768	–
	56,048,591	52,924,417
Allowance for impairment
Charge for the year	46,577,612	–
At the end of the year	9,470,979	52,924,417

	Country of		Proportion (%) of
Name	incorporation	Principal activities	ownership interest
			2023	2022
VinFast Trading and Production JSC	Vietnam	Automotive manufacturing and related businesses	99.9	99.9
VinFast OEM US Holding, Inc.	USA	Automotive manufacturing and related businesses	–	100.0
Vingroup USA, LLC	USA	Automotive distribution	100.0	–
PT VinFast Automobile Indonesia	Indonesia	Automotive distribution	99.9	–
VinFast India Ltd.	India	Automotive manufacturing and related businesses	99.9	–
VinFast Auto (Thailand) Co., Ltd.	Thailand	Automotive distribution	99.9	–
SpecCo Ltd.	Cayman Islands	Other purposes	100.0	–

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.          TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.1	Investments in subsidiaries (cont’d)

Investments in subsidiaries with operations in Vietnam and USA with carrying amounts of VND 50,452,417 million (2022: VND 50,452,417 million) and VND 5,507,222 million (2022: VND 2,472,000 million) respectively, were tested for impairment at the end of the reporting year. The recoverable amount of the investments were measured based on its value in use computed using a discounted cash flow based on a five-year cash flow projection.

As the recoverable amount was less than the carrying amount of the Company’s investment in VinFast Trading and Production JSC and Vingroup USA LLC, an impairment loss of VND 46,577,612 million (2022: Nil) was recognised. The recoverable amounts were based on pre-tax discount rate and long-term growth rate of 21.3% and 3.0% (2022: Nil), respectively.

Sensitivity to changes in assumptions

The implication of the change in the two key assumptions for the recoverable amount of the subsidiaries is shown below:

	2023
		Change in
	Increase/	recoverable
	(decrease)	amount
		VND million
Investment in subsidiaries
Pre-tax discount rate	0.5%	(4,676,618)
	(0.5)%	5,069,867
Long-term growth rate	0.5%	3,312,842
	(0.5)%	(3,067,606)

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.2	Transactions with related parties

The related parties with which the Group had significant transactions during the years ended 31 December 2023 and 2022 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	General Directors
Vingroup JSC	Ultimate Parent
Vietnam Investment Group Joint Stock Company (“VIG”)	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
VinES Energy Solutions JSC (“VinES JSC”)	Entity under common control
Vinbus Ecology Transport Services LLC	Entity under common control
Vincom Retail JSC	Entity under common control
Vincom Retail Operation LLC	Entity under common control
VIN3S JSC	Entity under common control
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC (“Vinsmart JSC”)	Entity under common control
VinFast Lithium Battery Pack LLC	Associate of Parent Company
SADO JSC	Entity under common control
Thai Son Construction Investment JSC	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
Ecology Development and Investment Joint Stock Company (“Ecology JSC”)	Entity under common control
Suoi Hoa Urban Development and Investment Joint Stock Company (“Suoi Hoa JSC”)	Entity under common control
VinCSS Internet Security Services Joint Stock Company (“VinCSS JSC”)	Entity under common control
VinITIS Transmission Infrastructure and Information Technology Solution (“VinITIS JSC”)	Entity under common control
Vantix Technology Solutions and Services Joint Stock Company	Entity under common control
VinBigData Joint Stock Company (“VinBigData JSC”)	Entity under common control

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year ended 31 December 2023 and 2022 were as follows:

Related		Group		Company
party	Transactions	2023	2022	2023	2022
		VND million	VND million	VND million	VND million
Vingroup JSC	Borrowings	73,708,579	51,879,878	–	–
	Borrowings (converted from interest payable)	–	2,625,845	–	–
	Interest expense	3,757,113	2,349,133	–	–
	Capital contribution by offsetting against borrowings	–	45,733,714	–	–
	Capital contribution receipt in cash	–	6,000,000	–	–
	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	–	–	–	25,782,160
	Capital contribution by offsetting against P-notes	–	25,782,160	–	–
	Capital contribution receipt in cash	–	163,392	–	–
	Issuance of DPS2	–	13,995,359	–	–
	Advance to acquire shares of VinFast Vietnam	–	–	–	–
	Cash received from selling car vouchers	–	700,150	–	–
	Information technology service fee	23,400	18,348	-	-

Asian Star	Borrowings	–	94,920	–	94,920
	Capital contribution receipt in cash	–	47,569	–	–
	Sponsorship contribution - accounted for as deemed contribution	1,667,786	–	–	–

VIG	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	–	–	–	24,208,340
	Consideration receivable from disposal of ICE assets which was used to offset against P-Notes	–	24,208,340	–	–

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year ended 31 December 2023 and 2022 were as follows: (cont’d)

Related		Group		Company
party	Transactions	2023	2022	2023	2022
		VND million	VND million	VND million	VND million
VIG (cont’d)	Consideration receivable from disposal of ICE assets which was used to offset against debts related to lease back ICE assets	–	1,148,215	–	–
	Cash received for disposal of ICE assets (inclusive of VAT receivable)	–	2,000,000	–	–
	Capital contribution receipt in cash	–	106,168	–	–
	Advance to acquire shares of VinFast Vietnam	–	–	–	–

Pham Nhat Vuong	Sponsorship contribution - accounted for as deemed contribution	18,980,000	350,000	–	–

Vinhomes JSC	Cash received from selling car and e-scooter vouchers	937,953	5,345,953	–	–
	Sale of smart devices	136,773	1,933	–	–
	Service fee	68,002	73,091	–	–

Vinpearl JSC	Borrowing	–	500,000	–	–
	Interest expense	20,523	13,956	–	–
	Interest receivable	9,862	72,353	–	–
	Purchase of hospitality vouchers	160,564	56,095	–	–
	Purchase of other services	96,026	99,224	–	–

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year ended 31 December 2023 and 2022 were as follows: (cont’d)

Related		Group		Company
party	Transactions	2023	2022	2023	2022
		VND million	VND million	VND million	VND million
Vinpearl JSC (cont’d)	Advance to buy voucher	–	150,000	–	–
	Hotel service expenses	43,044	99,794	–	–
	Sale of vehicles and spare parts	26,696	40,249	–	–

VinBigData JSC	Purchase of assets, tools	49,385	43,273	–	–

VinES	Sale of battery parts and finished batteries	9,761	1,355,548	–	–
	Transfer of battery production facilities	85,799	5,061,503	–	–
	Purchase of finished battery packs, tools and service	1,498,571	5,413,397	–	–
	Payment on behalf related to batteries purchase	16,813	7,448,574	–	–
	Processing fee	892,591	–	–	–
	Purchase of raw material and spare parts	535,820	–	–	–

Vinsmart Research and Manufacture JSC	Purchase of fixed assets, tools, materials and goods	25,279	3,178,988	–	–

(*)	In 2022, the Group sold all of the finished batteries installed in EVs to VinES. The Group also ceased the sales of battery parts to VinES in the beginning of 2023.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year ended 31 December 2023 and 2022 were as follows: (cont’d)

Related		Group		Company
party	Transactions	2023	2022	2023	2022
		VND million	VND million	VND million	VND million
VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	–	56,000	–	–
	Interest expense	1,574,845	1,202,202	–	–
	Payment on behalf	171,750	377,921	–	–

Vincom Retail JSC	Borrowings	3,540,000	3,250,000	–	–
	Interest expense	42,262	54,547	–	–

Vincom Retail Operation LLC	Rental showrooms and charging stations	109,551	110,077	–	–
	Borrowings	6,920,000	4,570,000	–	–

Suoi Hoa JSC	Borrowings	685,000	–	–	–

VIN3S JSC	Purchase of information technology services and software	23,959	350,577	–	–

VinFast Lithium Battery Pack LLC	Purchase of assets, materials and tools	5,140	319	–	–

Vantix JSC	Purchase of services	24,690	6,435	–	–

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.2	Transactions with related parties (cont’d)

Significant transactions with related parties during the year ended 31 December 2023 and 2022 were as follows: (cont’d)

Related		Group		Company
party	Transactions	2023	2022	2023	2022
		VND million	VND million	VND million	VND million
Vinbus Ecology Transport Services LLC	Revenue from sale of electric buses	170,427	847,128	–	–

VinFast OEM	Lending	–	–	2,648,800	2,575,100
	Interest Income	–	–	405,686	47,865

VinFast France	Lending	–	–	–	93,640

Ecology JSC	Revenue from sale of electric buses	254,902	46	–	–

GSM JSC	Revenue from sale of vehicles	18,969,175	–	–	–
	Other revenues	9,184	–	–	–
	Late payment penalty interest	143,856	–	–	–

VinCSS JSC	Information technology service fee	94,196	73,421	–	–

VinITIS JSC	Information technology service fee	60,020	28,959	–	–

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.2	Transactions with related parties (cont’d)

Capital Funding Agreement

VinFast Vietnam, a subsidiary, has entered into the non-binding Capital Funding Agreement and the related amendment with the Company’s General Director, Mr. Pham Nhat Vuong and Vingroup JSC, Asian Star, VIG (hereby called the Initial Shareholders) that provides a framework for us to receive up to VND60,000.0 billion (USD2,514.0 million), consisting of VND24,000.0 billion (USD1,005.6 million) in grants from the General Director, Mr. Pham Nhat Vuong, directly or through the Asian Star and VIG, as well as up to VND24,000.0 billion (USD1,005.6 million) in loans and up to VND12,000.0 billion (USD502.8 million) in grants from Vingroup JSC by April 2024, in amounts to be mutually agreed, at such time as required by VinFast and subject to the Company’s General Director and the Company’s Initial Shareholders having sufficient financial resources. As of 31 December 2023, Mr. Pham Nhat Vuong and Asian Star have disbursed an aggregate amount of VND20,647.8 billion (USD865.2 million) to VinFast as a free grant and Vingroup has disbursed approximately VND23,986.6 billion (USD1,005.1 million) in loans to VinFast in accordance with the Capital Funding Agreement.

Transactions with VIG JSC related to ICE assets disposal

In 2022, VinFast Vietnam disposed ICE Assets amounting to VND20,033 billion to VIG at total contractual consideration amount of VND28,999 billion, including VAT. After the ICE Assets were legally transferred in June 2022, a portion of these assets was leased back until early November 2022, at which point ICE vehicle production was ceased, resulting to the disposal of ICE Assets being completed by that time, at net gain of VND7,432 billion. During 2022, VIG settled (i) VND2,000 billion in cash, (ii) VND24,208.3 billion through the assignment of the Share Acquisition P-Note held by VIG to VinFast Vietnam in 2022 and (iii) VND1,148.2 billion through offsetting against outstanding fixed rental fee receivables for the leased-back period due from VinFast Vietnam. For the purpose of presentation, the net gain of VND7,432 billion is presented net of the outstanding receivable due from VIG of VND1,642.5 billion. As a result, the net impact of VND4,746 billion is recognized in the consolidated statements of changes in equity as a deemed contribution arising from the disposal of the ICE assets.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.2	Transactions with related parties (cont’d)

Transactions with VHIZ JSC related to Asset Transfer

According to the Business Cooperation Contract (“BCC”) and related appendices signed between VinFast Vietnam and VHIZ JSC, VHIZ JSC contributed an amount of VND17,005 billion to VinFast Vietnam for the transfer of assets of certain component projects (mainly land and structures, factories and infrastructure associated on the land of the VinFast Automotive Manufacturing Complex project in Hai Phong) to VHIZ JSC and would earn a yield of VinFast Vietnam’s total revenue. The yield applicable for period from August 2020 to December 2020 is 2% of VinFast Vietnam’s total revenue but not less than VND22,000 million per month, and for period from January 2021 to February 2022 is 1.5% of VinFast Vietnam’s total revenue but not less than VND28,000 million per month while awaiting completion of legal procedures for project handover. In February 2022, VinFast Vietnam completed the transfer of the component projects to VHIZ JSC with total consideration of VND16,036 billion. At the same time, VinFast Vietnam also signed a long-term lease contract (45 years) to lease back majority of the transferred assets (except for those in the Supplier Park) from VHIZ JSC (“the Leased-back assets”), to continue production activities of VinFast Vietnam.

While waiting for the legal title of VHIZ JSC to be registered in the land certificate, VinFast Vietnam and VHIZ JSC signed a short-term business cooperation contract (“BCC 2022”) to continue using the Leased-back assets for production and operation until the legal title of the Transferred portion of the project is registered under VHIZ JSC in the land certificate. The legal title registration procedures were completed in October 2022. The Leased-back assets continue to be recognized as property, plant and equipment of the Group.

Terms and conditions of transactions with related parties during the years

During the year ended 31 December 2023 and 2022, the Group sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices.

The sales to and purchases from related parties are made on terms agreed among parties. Outstanding balances at the year-end are unsecured and interest free (except for loans to and borrowings from related parties which are subject to interest rate from 5.7% to 15% per annum) and settlement occurs in cash or offsetting against debts. There has been no guarantee provided or received for any related party receivables or payables.

During the year ended 31 December 2023 and 2022, the Group has not made provision for doubtful debts relating to amounts due from related parties. This assessment is undertaken each financial period through the examination of the financial position of the related parties and the market in which the related parties operate.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.3	Amounts due to and due from related parties

Amounts due to and from related parties as at 31 December 2023 and 2022:

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	3,080,663	1,978,097	2,803,335	141,505
Short-term loans (Note 28a)	–	545,400	2,352,616	93,640
Short-term advance to and receivables (Note 28b)	3,080,663	1,432,697	450,719	47,865
Long-term loans to and receivables	47,443	44,533	2,648,800	2,575,100
Long-term loans (Note 28a)	–	–	2,648,800	2,575,100
Long-term receivables (Note 28b)	47,443	44,533	–	–
TOTAL	3,128,106	2,022,630	5,452,135	2,716,605

Amounts due to and from related parties as at 31 December 2023 and 2022:

	Group		Company
	2023	2022	2023	2022
	VND million	VND million	VND million	VND million
Amounts due to related parties
Short-term payables to and borrowings from related parties	44,338,043	17,325,317	51,242,025	50,085,420
Short-term payables (Note 28b)	6,910,748	16,605,397	51,242,025	49,990,500
Short-term borrowings (Note 28a)	37,427,295	719,920	–	94,920
Long-term payables to related parties	18,151,355	21,918,710	–	–
Long-term payables (Note 28b)	15,765,658	14,371,365	–	–
Long-term borrowings (Note 28a)	2,385,697	7,547,345	–	–
TOTAL	62,489,398	39,244,027	51,242,025	50,085,420

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.3	Amounts due to and due from related parties (cont’d)

(a)	Detail of loans to and borrowings from related parties:

►	As at 31 December 2023:

	Group	Company
Related parties	VND million	VND million	Interest rate per annum	Maturity date
Short-term loans to related parties
VinFast France (*)	–	2,352,616	7.5%	August 2024
TOTAL	–	2,352,616

Long-term loans to related parties
VinFast OEM US Holding, Inc., (**)	–	2,648,800	15.5%	November 2025
TOTAL	–	2,648,800

Short-term borrowings from related parties
Vingroup JSC	37,410,790	–	From 5.7% to 12%	From February 2024 to December 2024
Vinpearl Australia Pty Ltd. (***)	16,505	–	7%	August 2024
TOTAL	37,427,295	–

Long-term borrowings from a related party
Vingroup JSC	2,385,697	–	From 14.5% to 15%	August 2025 and September 2026
TOTAL	2,385,697	–

(*)	The amounts are denominated in Eur.
(**)	The amounts are denominated in United States Dollar.
(***)	The amounts are denominated in Australian Dollar.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.3	Amounts due to and due from related parties (cont’d)

(a)	Detail of loans to and borrowings from related parties: (cont’d)

►	As at 31 December 2022:

	Group	Company
Related parties	VND million	VND million	Interest rate per annum	Maturity date
Short-term loans to related parties
Vinpearl JSC	545,400	–	9%	September 2023
VinFast France (*)	–	93,640	9%	December 2023
TOTAL	545,400	93,640

Long-term loans to related parties
VinFast OEM US Holding, Inc., (*)	–	2,575,100	15.5%	November 2025
TOTAL	–	2,575,100

Short-term borrowings from related parties
Vingroup JSC	325,000	–	9%	From August 2023 to October 2023
Vinpearl JSC	300,000	–	9%	August 2023
Asian Star (*)	94,920	94,920	7.5%	June 2023
TOTAL	719,920	94,920

Long-term borrowings from a related party
Vingroup JSC	7,547,345	–	9%	February 2024 and December 2026
TOTAL	7,547,345	–

(*)	The amounts are denominated in United States Dollar.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.3	Amounts due to and due from related parties (cont’d)

(b)	Detail of other balance due from and due to related parties:

		Group		Company
		2023	2022	2023	2022
Related Parties	Transactions	VND million	VND million	VND million	VND million
As at 31 December

Short-term advance to and receivables from related parties

GSM JSC	Receivable from sale of vehicles	2,295,142	–	–	–
Ecology JSC	Receivable from sale of electric buses	275,215	–	–
VinES JSC	Receivable from disposal of assets	237,184	1,000,000	–	–
Vinhomes JSC	Receivable from sale of smart devices	87,735	3,654	–
Vinbus Ecology LLC	Receivable from sale of electric buses	75,010	15,750	–
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	7,493	46,270	–	–
Vinpearl JSC	Interest receivables	455	133,626	–	–
	Advance for purchase of vouchers	–	91,944	–	–
	Other receivables	–	24,634	–	–
Vingroup JSC	Receivable from providing services and disposal of assets	1,368	45,676	–	–
VHIZ JSC	Payment on behalf and others	36,760	38,413	–	–
VinFast OEM (*)	Interest receivables	–	–	415,752	47,865
VinFast France (**)	Interest receivables	–	–	34,967	–
Others	Other advance	–	6,026	–	–
	Other short-term receivables	64,301	26,704	–	–
TOTAL		3,080,663	1,432,697	450,719	47,865

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.3	Amounts due to and due from related parties (cont’d)

(b)	Detail of other balance due from and due to related parties (cont’d):

		Group		Company
		2023	2022	2023	2022
Related Parties	Transactions	VND million	VND million	VND million	VND million
As at 31 December

Short-term payables to related parties

VHIZ JSC	Payable relating to leaseback transaction and others	1,165,590	919,493	–	–
Vingroup JSC	Car vouchers which have not been redeemed	–	699,390	–	–
	Interest payables and others	1,781,633	113,883	–	–
VinFast Vietnam	Payables due to assignment of P-notes from Vingroup JSC and VIG	–	–	49,990,500	49,990,500
VGR USA	Shareholder receipt on behalf	–	–	1,251,525	–
Vinsmart Research and Manufacture JSC	Payable for purchasing of raw materials and assets	114,633	2,038,084	–	–
Vinhomes JSC	Car vouchers which have not been redeemed	888,801	3,520,132	–	–
	Other payables	1,496,378	84,801	–	–
VinES JSC	Payable relating to purchase of goods and services	901,233	8,816,483	–	–
Vin3S JSC	Payable relating to purchase of assets and services	58,408	104,792	–	–
Others	Other advance	14,221	965	–
	Other payables	489,851	307,374	–	–
TOTAL		6,910,748	16,605,397	51,242,025	49,990,500

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.3	Amounts due to and due from related parties (cont’d)

(b)	Detail of other balance due from and due to related parties (cont’d):

		Group		Company
		2023	2022	2023	2022
Related Parties	Transactions	VND million	VND million	VND million	VND million
As at 31 December

Long-term payables to related parties

VHIZ JSC	Payables relating to leaseback transaction and others	15,296,294	14,274,362	–	–
Vingroup JSC	Interest payables	469,364	97,003	–	–
TOTAL		15,765,658	14,371,365	–	–

Long-term receivables from related parties

Others	Deposit received and other receivables	47,443	44,533	–	–
TOTAL		47,443	44,533	–	–

(*)	The amounts are denominated in United States Dollar.
(**)	The amounts are denominated in Eur.

VinFast Auto Ltd. and its subsidiaries

(Formerly known as VinFast Auto Pte. Ltd.)

Notes to the financial statements (cont’d)

For the financial year ended 31 December 2023

28.	TRANSACTIONS WITH RELATED PARTIES (CONT’D)

28.4	Other related party transactions

Compensation of key management personnel of the Group

	Group		Company
	2023	2022	2023	2022
Transactions	VND million	VND million	VND million	VND million
Employee benefits	78,038	14,361	13,389	4,537
TOTAL	78,038	14,361	13,389	4,537

29.	EVENTS AFTER THE REPORTING DATE

In January 2024, the Group completed the acquisition of VinES JSC, an affiliate, with no consideration from the Company’s General Director. The acquisition of VinES is intended to provide security to the Group’s battery supply, improve battery cost optimization and expand its access to external partners for the latest battery technologies.

In May 2024, VinES JSC was separated into two companies, VinES JSC and VinEG Green Energy Solutions JSC, with the charter capital of two companies after the transaction being VND 20 billion and VND 6,480 billion, respectively.

There are no other matters or circumstances that have arisen since the consolidated balance sheet date that requires disclosure in consolidated financial statements of the Group.

30.	AUTHORISATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated and stand-alone financial statements of the Group for the year ended 31 December 2023 were authorised for issue in accordance with a resolution of the directors on 5 June 2024.